UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐   Form C: Offering Statement

☐   Form C-U: Progress Update:

X   Form C/A: Amendment to Offering Statement:

X   Check box if Amendment is material and investors must reconfirm within five business days

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer:

Freedom Pickles USA Inc.

Legal status of issuer, Form:

Corporation

Jurisdiction of Organization:

Florida

Date of organization:

January 12, 2023

Physical address of issuer:

891 NW 122nd Place
Citra, Florida 32113

Website of issuer:

www.freedompickles.com

Is there a co-issuer?

No

Name of intermediary through which the offering will be conducted

Cultivate Capital Group, LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

008-70293

CRD number of intermediary

000300634

Name of qualified third party which the Offering will utilize:

The escrow account will be at Tristate Capital Bank who is acting as the qualified third party for this Offering.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Upon successful completion of the offering and/or upon each closing and disbursement of funds from escrow, the intermediary shall be entitled to a non-refundable success fee equal to 5% of the gross proceeds raised from the offering, plus a non-refundable, one-time administrative fee of $5,000.00 to cover required due diligence, creation of the offering page, implementation of investment and payment processing software and setting up and maintaining the required escrow account.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered:

Class B Common Shares (non-voting)

Target number of securities to be offered:

2,000

Price (or method for determining price):

$5.00 per Share. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum Offering Amount (if different from target offering amount):

$5,000,000.00 (1,000,000 Shares at $5 per Share)

Deadline to reach the Target Offering Amount:

11:59 PM Pacific on April 28, 2026, unless extended or shortened by the issuer

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Deadline to Terminate Offering If Maximum Offering Amount is Not Reached:

11:59 PM Pacific on April 28, 2026, unless extended or shortened by the issuer.

Current number of employees: 2

	2024	**2023**
Total Assets	$40,423	$0
Cash & Cash Equivalents	$7,233	$0
Accounts Receivable	$0	$0
Short-term Debt	$3306	$0
Long-term Debt	$528,549	$270,479
Revenues/Sales	$959	$0
Cost of Goods Sold	-$410	$0

Taxes Paid	$0	$0
Net Income	-$306,615	-$270,479

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and Offering Statement and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

For Freedom Pickles USA Inc.

/s/ Jason Loveland
Jason Loveland
Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Loveland
Jason Loveland
Director, Principal Executive Officer,

/s/ E.J. Snyder
E.J. Snyder
Director and Vice President

/s/ Anthony Pellegrino
Anthony Pellegrino
Director, Principal Financial Officer and Principal Accounting Officer and Secretary

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C/A)
Dated: March 26, 2026



Freedom Pickles USA Inc.
A Florida Corporation
891 NW 122nd Place
Citra, Florida 32113
503-530-8839
www.freedompickles.com

Up to $5,000,000.00 of Class B Common Shares (non-voting)
1,000,000 Class B Common Shares (the "Shares") at $5.00 per Share

Target Offering Amount: $10,000.00

All voting rights are held by the Class A Common Shareholders and Class A Common Shares are not being sold in this offering.

This offering will commence upon filing of this Form C/A and Offering Statement with the Securities and Exchange Commission and will terminate at 11:59 PM Pacific on April 28, 2026, unless extended or shortened by the issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 20 THROUGH PAGE 38 BEFORE MAKING AN INVESTMENT IN THIS COMPANY

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A AND OFFERING STATEMENT TITLED "RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND

HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

Forward Looking Statements

This Form C/A and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

SUMMARY OF THE OFFERING

Company: Freedom Pickles USA Inc.

Address: 891 NW 122nd Place, Citra, Florida 32113

State of Formation: Florida

Date Organized: January 12, 2023

Terms: Class B Common Shares (non-voting) (the "Shares") in Freedom Pickles USA Inc. at $5.00 per Share.

Perks: See section below entitled "Perks" for details

Target Offering Amount: $10,000.00 | 2,000 Shares at $5.00 per Share

Offering Maximum: $5,000,000.00 | 1,000,000 Shares at $5.00 per Share

Type of Security Offered: Class B Common Shares (non-voting)

Purchase Price of
Security Offered: $5.00 per Share

Minimum Investment
Amount (per investor): $500.00 (100 Shares)

The date of this Form C/A
and Offering Statement: March 26, 2026

<u>TERMS OF THE OFFERING</u>

Freedom Pickles USA Inc. (the "Company," "Issuer," or "We") is offering its Class B Common Shares (non-voting) (the "Shares") at a price of $5.00 per Share pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering"). The Company is offering a Target Offering Amount of $10,000.00 (2,000 Shares at $5.00 per Share) and an Offering Maximum of $5,000,000.00 (1,000,000 Shares at $5.00 per Share). Class B Common Shares hold no voting rights. The Minimum Investment Amount per investor is $500.00 (100 Shares). The Company is also offering "perks" to investors based on (a) the amount of the investment and (b) the timing of the investment.

All Shares issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Shares received relative to (a) the investment amount and (b) the timing of investment.

<u>PERKS</u>

All investors receive general investor communications, including updates on company progress and milestones, retail expansion and growth updates and operational developments. In addition, the Company is also offering the following time-based "perks" in addition to the perks above and the Shares being sold:

For all investors who complete and submit their investment application through 11:59 PM ET on April 2, 2026, the investor will receive 5% bonus shares added to the shares they purchase.

For all investors who complete and submit their investment application from April 3, 2026, until 11:59 PM ET on April 9, 2026, the investor will receive 3% bonus shares added to the shares they purchase.

The Company is also offering the following investment amount based "perks" in addition to the Shares:

Freedom Lieutenant Level ($1,000 – $4,995)
- 10% bonus shares added to the shares you purchase
- One-time 10% coupon for use in our online store
- A commemorative digital investor certificate
- Optional listing on our online investor page

Freedom Captain Level ($5,000 – $9,995)
- 15% bonus shares added to the shares you purchase
- 10% off in our online store for one year from date of your initial investment
- A commemorative digital investor certificate
- Optional listing on our online investor page
- Freedom Pickles sticker and patch

Freedom Major Level ($10,000 – $24,995)

- 20% bonus shares added to the shares you purchase
- 15% off in our online store for one year from date of your initial investment
- A commemorative digital investor certificate
- Optional listing on our online investor page
- Freedom Pickles sticker and patch
- Founders Club membership
- Access to Investor-Only "Founders Flavor" Pickle Jars*
- One-year complimentary Special Crunch Forces membership

Freedom Colonel Level ($25,000 – $49,995)
- 25% bonus shares added to the shares you purchase
- 20% off in our online store for one year from date of your initial investment
- A commemorative digital investor certificate
- Optional listing on our online investor page
- Freedom Pickles sticker and patch
- Access to Investor-Only "Founders Flavor" Pickle Jars*
- Founders Club membership**
- One-year complimentary Special Crunch Forces membership***

Freedom General/Admiral Level ($50,000+)
- 30% bonus shares added to the shares you purchase
- 20% off in our online store for one year from date of your initial investment
- A commemorative digital investor certificate
- Optional listing on our online investor page
- Freedom Pickles sticker and patch
- Access to Investor-Only "Founders Flavor" Pickle Jars*
- Founders Club membership**
- One-year complimentary Special Crunch Forces membership***
- Prominent Investor Recognition****
- Invitation to the Freedom Pickles Advisory Board, providing access to a dedicated company email where Freedom General/Admiral Level investors may submit feedback, suggestions, and product or flavor ideas, as well as be called in for advice by executive officers for company meetings.

Note that the maximum total bonus shares per investor under all categories of perks is capped at 35%. Also note that shares will not appear during the checkout process but will be added to the shares you purchase at the closing of your investment.

All perks are subject to availability, production timing, and fulfillment logistics, and may be modified or substituted as needed.

*Investor-Only "Founders Flavor" Pickle Jars: Investor-Only "Founders Flavor" Pickle Jars are limited-edition, small-batch pickle flavors created exclusively for investors and not available to the general public. These are exclusive pickle flavors only available to investors for a defined period of time. Qualifying investors receive one (1) complimentary jar of each Founders Flavor upon release. Additional jars may be purchased while supplies last. These releases may occur seasonally, at company milestones, or during special events. These jars may feature special edition labeling recognizing "Founders," defined as investors participating in qualifying tiers. Batches may be designated (e.g., Batch 1, Batch 2, etc.) and may vary in flavor or theme depending on timing or events. These products are intended as commemorative and experiential items for investors. While some individuals may choose to retain them, no representation is made regarding collectability or future value.

**Founders Club Membership: Founders Club Membership is a tier-based investor experience that may include early access to new product releases and special offers or limited product drops.

*** Special Crunch Forces membership is a branded consumer rewards and engagement program offered by Freedom Pickles. Investors at qualifying tiers receive a one (1) year complimentary membership, which begins following the close of their investment. This membership program is also available to the general public for purchase through the company's website and is not exclusive to investors. Membership benefits may include early access to new product releases before general public availability, access to limited-time product drops and special promotions, exclusive discounts or bundled offers available only to members, branded digital or physical recognition as part of the Special Crunch Forces community and periodic members only communications. This program is designed as a customer loyalty and brand engagement initiative. Benefits may vary over time and are not guaranteed to be of any specific value.

****Prominent Investor Recognition: Prominent Investor Recognition means Freedom General Level investors may be publicly recognized by the Company, which may include listing on the company website, social media acknowledgments and inclusion in marketing materials, all optional and with the investor's consent.

THE COMPANY AND ITS BUSINESS

Company Overview

Freedom Pickles USA Inc. is not just another jar on the grocery shelf. It is a bold American food brand built around flavor, patriotism, and purpose. Founded by two U.S. military veterans, the company was created to deliver exceptional pickled products while supporting the veteran community and building a brand that resonates with everyday Americans who value authenticity, quality, and country.

What began as a shared obsession with perfectly crunchy, full-flavored pickles evolved into a mission-driven food company headquartered in the southeastern United States. Freedom Pickles combines time-honored Old-World recipes with modern branding, disciplined execution, and a uniquely patriotic identity that stands out in the rapidly growing specialty foods category.

At the heart of the brand is a family recipe passed down from GrandMama Marion's kitchen - a traditional Old-World pickle brine known for its bold garlic, balanced acidity, and satisfying crunch. This heritage recipe serves as the foundation for Freedom Pickles' product line, which blends authentic flavor with innovative branding and a strong emotional connection to American values.

The company was founded on the belief that great food should do more than taste good - it should tell a story and serve a purpose. Freedom Pickles was built with that philosophy in mind. Each jar reflects handcrafted quality, all-natural ingredients, and the entrepreneurial spirit of two veterans determined to build something meaningful after their service.

Freedom Pickles was, in essence, started as a home business, with two veterans and their dreams of growing into a successful brand with its own manufacturing facilities and national distribution. Admittedly, the two veterans did not initially keep great records of sales as they bootstrapped the business, taking their products to farmers markets and refining the brand, packaging and manufacturing while building a customer base. For example, the Company has gone through more than 10,000 jars in manufacturing its pickle products to date but does not have records from the early days as to have many jars of pickles were sold. But as sales started to grow, and traction started to build, Freedom Pickles went from a home business passion project to a real small business with a CFO, inventory software and manufacturing the products in commercial kitchens. After getting the product into one regional grocery chain, the Company is ready to fully commercialize the business and grow it to be able to manage growth into other grocery store chains, and other retail outlets.

Freedom Pickles products are manufactured using clean ingredients and traditional pickling techniques designed to preserve flavor and shelf stability without unnecessary additives. The company focuses on simple, recognizable ingredients, bold taste profiles, and a premium eating experience that appeals to modern consumers seeking both flavor and authenticity.

Beyond flavor, the company's mission includes supporting the veteran community and creating opportunities for fellow veterans through employment, partnerships, and brand advocacy. Freedom Pickles aims to build a business that not only delivers exceptional products but also contributes to the broader veteran ecosystem.

The company is officially recognized by the U.S. Small Business Administration as both a Service-Disabled Veteran-Owned Small Business (SDVOSB) and a Veteran-Owned Small Business (VOSB). This designation confirms that Freedom Pickles is a veteran-led enterprise and qualifies the company to participate in federal contracting opportunities, military base supply channels, and corporate supplier diversity programs nationwide. These certifications open doors to potential partnerships with government agencies, military commissaries, veteran-focused retailers, and corporations seeking to strengthen their supplier diversity programs. As the company scales production and distribution, these relationships represent an important long-term growth opportunity.

Freedom Pickles has also demonstrated strong product quality and consumer appeal through consistently positive customer feedback and expanding retail placements. Across online sales channels and retail partners, the company has received numerous customer reviews, the majority of which are five-star ratings, with customers frequently highlighting the product's crunch, bold flavor, and clean ingredient profile. Consumer response through in-store tastings, farmers market sampling events, and direct-to-consumer sales has further reinforced the brand's appeal and repeat purchase potential.

The brand's positioning blends high-quality food production with bold, patriotic storytelling. Freedom Pickles uses distinctive military-inspired branding, memorable product names, and engaging retail displays to stand out on crowded grocery shelves. This identity resonates strongly with customers who appreciate American-made products and brands that reflect national pride.Freedom Pickles is designed not only as a pickle company, but as a growing lifestyle brand built around flavor, freedom, and American grit.

Traction

Freedom Pickles has demonstrated early market traction and growing consumer demand through a combination of regional retail placements, live market events, and direct-to-consumer sales.

The company currently operates in more than 65 active retail locations across six states: North Carolina, South Carolina, Virginia, Tennessee, Kentucky, and Florida. These placements include grocery stores, specialty retailers, farm markets, and regional food outlets that serve as early distribution channels for the brand.

A major milestone in the company's retail expansion was securing placement with the regional grocery chain Harris Teeter, where Freedom Pickles launched two product varieties across 49 store locations. This rollout provided important validation of the brand's product quality, retail readiness, and consumer demand within a competitive grocery environment.

The Harris Teeter placement also provides a foundation for continued growth within the chain. As product performance continues to build, the company intends to pursue opportunities for expanded store penetration as well as additional Freedom Pickles product varieties within the Harris Teeter network.

In addition to Harris Teeter, Freedom Pickles has secured retail placements across a diverse mix of independent grocers, specialty food retailers, farm markets, and regional retail outlets. These early placements have allowed the company to establish brand recognition while building operational experience within the grocery and specialty food sectors.

Freedom Pickles products currently retail at approximately $8.99–$12.99 per jar, positioning the brand within the premium pickle category and demonstrating strong pricing power within retail environments.

Since launch, Freedom Pickles has thousands of jars of pickles across retail stores, live market events, and direct-to-consumer channels.

The company has also generated strong consumer engagement through public market events. At the Raleigh Market in Raleigh, North Carolina, Freedom Pickles sold approximately 200 jars in a single day, demonstrating strong customer response and word-of-mouth demand. Freedom Pickles products are also available through the company's direct-to-consumer online store at

FreedomPickles.com, enabling nationwide shipping and expanding the brand's reach beyond regional retail markets.

In addition to existing placements, the company has received inbound interest from several regional grocery chains and is currently engaged in discussions with buyers regarding potential future placements. These conversations include retailers such as Lowe's Foods, Food Lion, The Fresh Market, and H-E-B.

As brand awareness grows and production capacity expands, Freedom Pickles believes it is well positioned to increase output, expand retail distribution, and scale into additional regional and national grocery markets.

Scalability and Growth Strategy

Freedom Pickles is structured to scale as a national specialty food brand through a combination of retail distribution, direct-to-consumer sales, and event-based marketing that drives consumer awareness and brand loyalty. The Company's products are shelf-stable and manufactured using processes designed to support increased production volumes as distribution expands. As retail relationships grow and production capacity increases, the Company intends to expand its product line, strengthen its supply chain partnerships, and pursue additional regional and national retail opportunities. Management believes the combination of strong brand identity, consumer demand for premium and clean-label products, and expanding retail distribution provides a foundation for scalable growth within the specialty food market.

The Market

The pickle and pickled vegetable category represents a large and stable segment of the broader packaged foods industry. Pickles remain a staple product in American households and appear across multiple food categories including sandwiches, burgers, snack foods, charcuterie boards, and restaurant menus.

The North American pickles market was valued at approximately $12.42 billion in 2023 and is projected to reach approximately $15.27 billion by 2030, representing a compound annual growth rate (CAGR) of approximately 3% over the forecast period. While the overall category is mature, strong growth has occurred within the premium and specialty pickle segment, where consumers are increasingly seeking bold flavors, recognizable ingredients, and authentic brand stories.

Consumer preferences in the grocery industry have shifted significantly toward premium, artisanal, and clean-label food products. Many shoppers now actively seek foods made with simple ingredients, distinctive flavors, and brands that offer authenticity and transparency. This shift has created opportunities for emerging specialty food companies to compete alongside large national brands by offering higher-quality products with stronger brand identity and product differentiation.

The U.S. grocery market provides significant distribution opportunities for emerging food brands. There are approximately 63,000 grocery stores across the United States, including national chains, regional supermarket groups, specialty retailers, and independent grocers. This highly fragmented retail landscape allows growing brands to establish regional footholds before expanding into broader national distribution.

Freedom Pickles is positioned within this growing premium pickle category by combining bold flavor profiles, clean ingredient labels, distinctive packaging, and a strong veteran-led brand mission. Rather than competing solely on price, the company focuses on delivering a premium product experience designed to stand out on grocery shelves and appeal to consumers seeking higher-quality specialty foods.

The company has already demonstrated early success entering the grocery retail channel, including placement with Harris Teeter where Freedom Pickles products launched across multiple store locations. This early retail adoption reflects growing consumer demand for differentiated specialty food products and validates the company's ability to compete within established grocery environments.

As consumer demand for premium specialty foods continues to grow, Freedom Pickles believes it is well positioned to expand its retail footprint and scale distribution across regional and national grocery markets. With early grocery chain adoption, premium pricing power, and a distinctive veteran-led brand identity, the company is building the foundation for what it believes can become a leading emerging brand within the premium pickle and specialty food market.

Our Team

Jason M. Loveland – Co-Founder & President, Director
Jason Loveland is a proud United States military veteran and the co-founder of Freedom Pickles USA Inc. Raised in the northern United States and stationed across multiple locations during his military service, Jason developed a disciplined work ethic and a passion for building something meaningful after leaving the military.

Jason grew up surrounded by traditional home cooking and family recipes, including the Old-World pickle recipe passed down from his grandmother, Marion. That recipe ultimately became the foundation for Freedom Pickles.

As President of the company, Jason oversees operations, product development, supply chain management, and overall business strategy. He leads the day-to-day work of producing Freedom Pickles products while continuing to expand the company's retail footprint and brand presence. Jason is deeply committed to supporting fellow veterans and building a company that reflects the values of hard work, integrity, and American pride.

EJ "Skullcrusher" Snyder – Co-Founder & Vice President, Director

EJ Snyder is a United States Army veteran, survival expert, and co-founder of Freedom Pickles. EJ is widely known for his appearances on Discovery Channel's "Naked & Afraid" and other survival television programs, where he demonstrated resilience, leadership, and mental toughness in extreme environments.

His larger-than-life personality and reputation for toughness have helped him build a loyal following among fans of survival training, outdoor adventure, and American patriotism.

EJ brings the same grit, passion, and authenticity to Freedom Pickles. As a co-founder, he contributes to brand development, marketing outreach, public appearances, and promotional strategy.

His strong connection with audiences and commitment to supporting fellow veterans align closely with the company's mission to build a patriotic American food brand that celebrates both flavor and freedom.

Together, Jason Loveland and EJ Snyder have built Freedom Pickles as a company rooted in service, authenticity, and bold American spirit.

Officers and Directors

Jason Loveland
CEO and Director

Position: CEO (Principal Executive Officer), CFO (Principal Financial Officer and Principal Accounting Officer) and director.

Dates of Service: January 12, 2023 to present

Responsibilities: Oversees the overall operations, strategic direction, and growth initiatives of Freedom Pickles USA Inc. Responsible for product development, recipe creation, manufacturing coordination, supply chain management, and retail distribution. Manages relationships with retail partners, distributors, and vendors while overseeing production logistics and fulfillment operations. Leads regulatory and administrative functions including corporate filings, government compliance, certification programs, and relationships with federal and state agencies. Works with accountants, payroll providers, insurance carriers, and other professional partners to maintain the company's financial and operational infrastructure. Collaborates with the company's finance professionals on budgeting, financial planning, and financial reporting while directing business development, retail expansion, and long-term growth strategy for the company.

EJ Snyder
Vice President and Director

Position: Vice President and Director.

Dates of Service: January 12, 2023 to present

Responsibilities: Leads sales outreach, brand promotion, and strategic partnerships for Freedom Pickles USA Inc. Responsible for building and maintaining relationships with retail buyers, distributors, and specialty food retailers to expand the company's retail footprint. Represents the Freedom Pickles brand at industry events, festivals, trade shows, and promotional appearances across the United States to increase brand awareness and consumer demand. Contributes to marketing strategy, branding concepts, packaging development, and promotional initiatives. Works with company leadership to identify new retail opportunities, partnerships, and distribution channels. Maintains relationships with veteran and military organizations aligned with the company's mission and serves on the company's Board of Directors participating in strategic planning and governance.

Past three years, other employment:

2009 to Present: Retired US Army Veteran on Pension

2023 to 2025: TV Personality, Social Media Influencer/Brand Ambassador, Motivational Speaker, Published Author/Writer, Survival Instructor and Paid Celebrity appearances.

2023 to 2025: Owner of Skullcrusher LLC, Rocko Ventures LLC, TowerMe LLC, Joe's All American Tap & Cafe, Survival Mastery Inc.

Anthony Pellegrino
Director, Chief Financial Officer and Secretary

Position: Chief Financial Officer, Secretary and Director.

Dates of Service: July 8, 2025, to present

Responsibilities: Provides financial oversight and strategic financial guidance for Freedom Pickles USA Inc., including budgeting, financial planning, financial reporting, and supporting the company's accounting and audit processes. Works closely with company leadership on financial strategy, capital planning, and financial infrastructure as the company prepares for growth and investment. Anthony has also worked with the company's founders during its development stages on financial planning, sales strategy, and business modeling. Serves as Secretary of the Company and as a member of the Board of Directors, participating in governance and strategic planning for the business.

Past three years:

Employer: Singular Anesthesia Services, PLLC
Dates of Service: March 2024 – Present
Responsibilities: Responsible for payroll administration for approximately 60 employees and for maintaining the company's accounting records. Duties include accounts payable and receivable, reconciliations, financial reporting, and cash management, as well as preparation of profit and loss statements, balance sheets, and financial forecasts for company leadership.

Employer: D&D Elevator Maintenance, Inc.
Dates of Service: August 2016 – December 2023

Responsibilities: Managed payroll for approximately 100 employees and maintained accounting and audit records. Responsibilities included accounts payable and receivable, reconciliations, and financial reporting for company leadership, as well as assisting with payroll and accounting software transitions to improve operational efficiency.

Risk Factors

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Financial Risks Related to The Offering

The Company's Operating History Makes This a Speculative Investment
There can be no assurance that the expansion of the Company's existing business and its proposed plan of business can be realized in the manner contemplated and, if it cannot be, investors may lose all or a substantial part of their investment. There is no guarantee that its operations will be profitable in the future.

While certain information about the Company's business plan has been provided in this Form C/A and Offering Statement, prospective investors are cautioned that all information is preliminary and subject to change. The Company's ability to achieve its objectives will be dependent upon the performance of the Company and its principals and management, as well as other employees and other third parties that the Company engages in the future. Because the Company's business strategy is speculative, there can be no assurance the Company will achieve any of its business objectives. While the current business plan is described in this Form C/A and Offering Statement, this information is preliminary and subject to change, potentially significantly, by the Company's management in its discretion.

As a result, the Company cannot provide assurances that the Company's business plan will in fact be achieved or that any profit or return will be generated. Investors could lose their entire investment. Each prospective investor should read this Form C/A and Offering Statement and should consult with their own legal, tax and financial advisors prior to making an investment decision to purchase any securities from the Company.

Company-Specific Operational Risks

History of Losses and Need for Additional Capital
The Company is an early-stage business and has experienced operating losses since its formation. The Company expects to continue to incur operating losses for the foreseeable future as it invests in product development, manufacturing capacity, marketing initiatives, and retail expansion. The proceeds from this Regulation Crowdfunding offering may not be sufficient to achieve profitability

or sustain operations over the long term. As a result, the Company will likely require additional capital in the future through equity offerings, debt financing, or other funding sources. There can be no assurance that such additional capital will be available on favorable terms, or at all. If the Company is unable to obtain additional financing when needed, it may be required to delay or scale back its business operations, which could materially adversely affect the Company's business, financial condition, and results of operations.

Dependence on Key Personnel
The Company's success is highly dependent on the continued involvement of its founders and key personnel, including Jason Loveland and EJ Snyder. These individuals possess unique knowledge of the Company's operations, brand identity, customer relationships, and strategic vision. The loss of the services of one or more of these individuals could have a material adverse effect on the Company's business, particularly given the Company's current stage of development and limited management team. The Company does not maintain key-person life insurance on its founders and may face difficulty recruiting qualified replacement personnel if necessary.

Manufacturing Capacity Constraints
The Company's ability to grow depends in part on its ability to scale manufacturing operations while maintaining product quality and consistency. Expansion of production may require the acquisition of additional equipment, expanded facilities, increased labor, or relationships with third-party co-manufacturers. Delays in obtaining equipment, shortages of skilled labor, regulatory approvals, or operational challenges associated with scaling food production could limit the Company's ability to meet increasing demand. Any such limitations could delay retail expansion and negatively impact revenue growth.

Political or Cultural Brand Positioning Risk
The Company has developed a distinctive brand identity that incorporates patriotic themes and messaging associated with military service and American cultural values. While this branding strategy has resonated strongly with certain consumer segments and has contributed to the Company's early market traction, it may also create potential risks. Consumer brands that adopt strong cultural or identity-based messaging may attract polarized reactions among different demographic groups or geographic markets. Changes in public sentiment, social trends, or political discourse may affect consumer perceptions of the brand. In certain markets or retail environments, some consumers, retailers, or distribution partners may prefer products that maintain a neutral brand identity. If the Company's patriotic branding is perceived negatively by certain consumer segments, it could limit the Company's ability to expand into certain retail chains, geographic markets, or demographic categories. Additionally, public commentary, media coverage, or social media discussions relating to the Company's branding or messaging could influence consumer purchasing decisions and impact sales.

Reliance on Co-Packers or Third-Party Manufacturing
The Company may rely, in whole or in part, on third-party manufacturing partners, including co-packers or contract food manufacturers, to produce its products. The use of third-party manufacturing introduces operational risks that are outside the direct control of the Company. These risks include potential disruptions in production, quality control failures, scheduling delays, equipment malfunctions, labor shortages, or financial difficulties experienced by the

manufacturing partner. If a third-party manufacturer fails to meet the Company's production requirements, quality standards, or regulatory compliance obligations, the Company's ability to supply products to retailers and consumers could be materially disrupted. In addition, the termination of a manufacturing agreement, capacity limitations at a co-packing facility, or disputes with a manufacturing partner could require the Company to identify and transition to an alternative manufacturing facility. Such a transition could involve significant costs, delays, regulatory approvals, or operational challenges. The Company may also have limited negotiating leverage with third-party manufacturers, particularly during periods of high demand within the food manufacturing industry. Any interruption in manufacturing operations, failure to maintain consistent product quality, or inability to secure adequate production capacity could materially and adversely affect the Company's ability to meet customer demand, maintain retailer relationships, and grow its business.

Supply Chain Risk - Ingredients and Packaging
The Company depends on a network of third-party suppliers for the ingredients and packaging materials required to manufacture its products. These inputs include cucumbers, spices, vinegar, glass jars, lids, labels, and other packaging components. Disruptions in the supply chain could arise from a variety of factors beyond the Company's control, including agricultural crop failures, transportation disruptions, labor shortages, geopolitical events, tariffs, inflationary pressures, or financial instability among suppliers. If suppliers experience production limitations or supply interruptions, the Company may be unable to obtain necessary ingredients or packaging materials in sufficient quantities or on commercially reasonable terms. In addition, sudden increases in commodity prices or packaging costs could significantly increase the Company's cost of goods sold. The Company may not always be able to pass these increased costs on to retailers or consumers without negatively affecting demand. Although the Company may seek to diversify its supplier relationships where feasible, certain ingredients or packaging materials may be sourced from a limited number of suppliers. The loss of a key supplier, or the inability to secure alternative suppliers quickly, could disrupt manufacturing operations and delay product deliveries to customers.

Food Safety, Contamination, and Regulatory Compliance Risk
The Company operates within a highly regulated industry and must comply with a wide range of federal, state, and local food safety laws and regulations. These regulations include those administered by the U.S. Food and Drug Administration ("FDA"), state departments of agriculture and health, and the requirements of the Food Safety Modernization Act ("FSMA"). These laws impose strict standards relating to food manufacturing practices, sanitation, labeling, ingredient disclosures, allergen management, and product traceability. Despite the Company's efforts to comply with applicable regulations and maintain high food safety standards, contamination or food safety issues may occur. Such incidents may arise from bacterial contamination, manufacturing errors, ingredient defects, improper storage conditions, or third-party supply chain failures. A food safety incident could result in regulatory enforcement actions, product recalls, civil liability claims, or reputational harm. Any significant food safety event involving the Company's products could materially and adversely affect consumer confidence in the brand, result in lost sales, damage relationships with retailers and distributors, and expose the Company to significant financial liability.

Product Recall Risk

Food manufacturers face the risk that their products may become subject to a voluntary or mandatory recall due to contamination, labeling errors, packaging defects, or other safety concerns. Product recalls can be initiated by the manufacturer, regulatory authorities, or retail partners and may involve substantial direct and indirect costs. The costs associated with a product recall may include retrieving products from retailers and distributors, destroying or replacing affected inventory, conducting investigations, implementing corrective actions, and addressing potential legal claims. In addition, product recalls often attract negative publicity that can significantly damage a brand's reputation and reduce consumer trust. Even if a recall involves a limited number of products or is resolved quickly, the resulting reputational damage and disruption to retailer relationships could materially affect the Company's sales and long-term growth prospects.

Shelf-Life and Inventory Management Risk

Although properly manufactured pickled products are generally shelf-stable, the Company's products remain subject to shelf-life limitations and inventory management considerations. Improper handling, extended storage periods, transportation delays, or environmental conditions during storage could reduce product quality or shorten the effective shelf life of the product. Food products that remain unsold past their acceptable shelf-life may be subject to retailer returns, write-offs, or destruction of inventory. In addition, the Company may be required to offer promotional discounts or absorb retailer chargebacks in order to move aging inventory. If the Company is unable to effectively forecast demand, manage inventory levels, or coordinate distribution logistics, it may experience increased spoilage, returns, or inventory write-downs, which could negatively affect operating results.

Founder Brand and Public Personality Risk

The Company's branding strategy and marketing identity are closely associated with the personal brands, public reputations, and public visibility of its founders, including EJ Snyder. Mr. Snyder's media presence and recognition from television appearances and public events have contributed to the Company's brand awareness and promotional strategy. However, a brand strategy that is closely linked to individual personalities may expose the Company to reputational risks associated with those individuals. Changes in public perception, negative publicity, controversies, or reduced media exposure related to one or more founders could adversely affect consumer perception of the brand. In addition, if key individuals become unable or unwilling to continue promoting the brand through public appearances or media engagement, the effectiveness of the Company's marketing strategy could be reduced. Any significant reputational issue affecting individuals closely associated with the Company's brand could negatively affect consumer demand, retailer relationships, and the overall market perception of the Company.

Dependence on Event and Direct Market Sales

During the Company's early growth stage, a portion of its revenue has been generated through live events, outdoor markets, promotional appearances, military gatherings, and other in-person sales opportunities. These events have played an important role in building brand awareness, generating early product sales, and establishing consumer relationships. However, revenue derived from live events and market appearances can be unpredictable and subject to factors beyond the Company's control. Attendance at such events may fluctuate based on weather conditions, economic factors, competing events, travel limitations, or other external circumstances. In addition, local regulations, permitting requirements, or venue availability could limit the Company's ability to participate in such events. If the Company is unable to maintain a consistent schedule of promotional events or if attendance at such events declines, the Company may experience reduced short-term sales and diminished opportunities to build brand awareness among new consumers.

Retail Expansion Execution Risk
The Company is in the early stages of expanding its products into regional grocery chains and specialty retailers. Successfully entering and maintaining placement in larger retail chains requires meeting a variety of operational, logistical, and commercial requirements. These requirements may include production capacity thresholds, product liability insurance levels, logistics and distribution capabilities, retailer compliance standards, and consistent product sales velocity. Retailers may also require participation in promotional programs, marketing initiatives, and supply chain compliance programs. Failure to meet these requirements could delay the Company's ability to enter new retail markets or maintain existing placements. In addition, retailers regularly evaluate product performance and may discontinue products that fail to meet sales expectations. If the Company is unable to effectively manage the operational and logistical demands associated with expanding retail distribution, its ability to grow revenue and achieve broader market penetration could be materially adversely affected.

Rapid Growth and Operational Scaling Risk
The Company is pursuing a growth strategy that includes expanding production capacity, increasing retail distribution, and building brand awareness across multiple markets. Rapid expansion can place significant strain on operational systems, supply chain coordination, management resources, and financial controls. As the Company grows, it will need to manage increased production volumes, larger inventory levels, more complex logistics networks, and additional personnel. Failure to effectively manage this growth could result in operational inefficiencies, reduced product quality, supply chain disruptions, or weakened relationships with retailers and distributors. In addition, rapid growth often requires significant working capital investments in inventory, equipment, marketing, and personnel. If the Company is unable to manage these operational and financial challenges effectively, its growth strategy could be delayed or disrupted, which could negatively impact financial performance and long-term prospects.

Agricultural Supply Relationship Risk
The Company's products rely on agricultural ingredients, including cucumbers and other produce that may be sourced through relationships with regional growers and agricultural suppliers. These relationships may involve forward purchasing agreements, supply arrangements, or other procurement commitments designed to secure adequate ingredient availability as the Company's production volume grows. Agricultural production, however, is inherently subject to numerous risks outside the Company's control, including weather conditions, crop disease, soil conditions, labor availability, water access, and other agricultural variables. Crop yields and agricultural commodity prices can fluctuate significantly from season to season due to these factors, which may result in unpredictable ingredient availability or increased procurement costs. In addition, growers or agricultural suppliers may experience financial difficulties, operational disruptions, or competing contractual obligations that limit their ability to supply ingredients in the quantities required by the Company. If the Company is unable to secure reliable agricultural supply

relationships or replace disrupted suppliers on commercially reasonable terms, it could experience increased production costs, manufacturing delays, or reduced product availability, any of which could adversely affect the Company's business and operating results.

Brand Positioning and Niche Market Risk

The Company markets its products using a distinctive brand identity that incorporates patriotic themes and messaging associated with military service and American cultural values. While this branding strategy has resonated with certain consumer segments and has contributed to the Company's early brand recognition, it also positions the Company within a specific niche within the broader packaged food market. Consumer preferences and cultural trends can shift over time, and branding strategies that appeal strongly to one consumer segment may not resonate equally with others. Some retailers or consumers may prefer products with more neutral branding, and certain markets or demographics may respond differently to patriotic or military-themed marketing messages. In addition, changes in retailer merchandising strategies or category management decisions could influence how niche-branded products are displayed or promoted within stores. If the Company's brand positioning fails to appeal broadly across retail markets or if consumer preferences shift away from the Company's brand identity, demand for the Company's products could be adversely affected.

Media Exposure Volatility

The Company's brand awareness has been enhanced in part through media exposure, including television appearances, press coverage, public events, and other promotional opportunities associated with the Company and its founders. Media attention can play an important role in generating consumer awareness and driving initial product demand, particularly for emerging food brands seeking to establish a presence in competitive retail markets. However, media exposure is inherently unpredictable and cannot be relied upon as a consistent or ongoing source of brand promotion. Future opportunities for television appearances, media coverage, or other forms of public exposure may occur less frequently or may not occur at all. In addition, even when media exposure occurs, it may not translate into sustained consumer demand or long-term retail success. If the Company experiences a decline in media visibility or if media exposure fails to generate sustained consumer interest, the Company may need to rely more heavily on traditional marketing and promotional strategies to maintain brand awareness.

Distribution Partner Risk

As the Company expands its retail footprint and product distribution, it may increasingly rely on third-party distributors, logistics providers, and wholesale partners to deliver its products to retailers and other customers. These distribution partners often play a critical role in product warehousing, transportation logistics, inventory management, and retailer relationships. The Company may have limited control over the operational decisions of these third-party partners. Distribution partners may prioritize competing products, experience operational disruptions, change their strategic priorities, or terminate distribution relationships. In addition, logistics providers and wholesale partners may experience labor shortages, transportation delays, or other supply chain disruptions that affect product delivery schedules. Any interruption or deterioration in the Company's distribution relationships could impair its ability to supply products to retailers in a timely manner, potentially resulting in lost sales, damaged retailer relationships, or reduced shelf presence.

Government and Military Market Uncertainty

The Company has received certification as both a Service-Disabled Veteran-Owned Small Business ("SDVOSB") and a Veteran-Owned Small Business ("VOSB") by the U.S. Small Business Administration. These certifications may allow the Company to pursue potential opportunities within government procurement programs, military commissaries, base exchanges, and corporate supplier diversity initiatives. However, participation in government and military procurement programs involves complex regulatory processes, competitive bidding procedures, and compliance requirements. Government purchasing decisions may be influenced by budget constraints, procurement regulations, administrative procedures, and competitive proposals from other suppliers. Additionally, government procurement programs may experience funding changes, administrative delays, or policy shifts that affect supplier participation. While the Company intends to explore opportunities within government and military supply channels, there can be no assurance that such opportunities will result in meaningful revenue or long-term supply contracts. If anticipated government or military market opportunities fail to materialize or produce significant sales, the Company's growth prospects within that channel may be more limited than expected.

Market & Industry Risks

Highly Competitive Industry

The packaged pickle market is highly competitive and includes large national brands, regional specialty producers, and private label grocery products. Many of the Company's competitors have significantly greater financial resources, marketing budgets, manufacturing capacity, and established distribution networks. These competitors may be able to offer lower prices, secure preferred shelf placement, or increase promotional spending in ways that the Company cannot match. Increased competition could limit the Company's ability to expand distribution, maintain pricing power, or achieve profitability.

Retail Shelf Space Risk

Success in the grocery industry depends heavily on maintaining retail shelf placement and product turnover. Retailers often evaluate products based on sales velocity, profit margins, promotional support, and category performance. If the Company's products do not meet retailer performance expectations, retailers may reduce shelf space, require increased promotional spending, or discontinue the product entirely. Loss of shelf placement in key retail accounts could significantly reduce the Company's revenue.

Consumer Taste and Trend Risk

Consumer demand for food products, including specialty and premium pickled products, is influenced by evolving consumer tastes, dietary trends, health considerations, and broader food industry trends. Consumer preferences can change rapidly in response to new dietary movements, changing perceptions about ingredients, emerging competitors, or shifting retail merchandising strategies. Products that are popular at one time may fall out of favor as consumer tastes evolve. The Company's products are positioned within the premium and specialty pickle category, which relies in part on consumer interest in bold flavors, artisanal foods, and differentiated brands. If consumer preferences shift away from specialty or premium pickled products, or if competing food categories become more popular, demand for the Company's products could decline. In addition, if the Company fails to anticipate or respond effectively to changing consumer tastes, it may be unable to maintain product relevance or achieve sustained retail demand. Any significant change in consumer preferences that reduces demand for the Company's products could materially and adversely affect the Company's revenue and growth prospects.

Pricing Pressure and Margin Compression
The grocery retail industry is highly competitive, and retailers often exercise significant influence over product pricing and promotional activity. Retailers may require manufacturers to offer temporary price reductions, promotional allowances, marketing contributions, or other forms of trade spending in order to secure or maintain shelf placement. As the Company expands into larger grocery chains and retail markets, it may face increasing pressure from retailers to participate in such promotional programs. These promotional requirements may reduce the Company's gross margins and increase the overall cost of selling its products. In addition, retailers may negotiate wholesale pricing terms aggressively or resist price increases, particularly during periods of economic uncertainty or rising consumer price sensitivity. If the Company experiences increases in ingredient, packaging, or transportation costs, it may not be able to pass those costs through to retailers or consumers without affecting demand. As a result, the Company's profit margins may be compressed, which could negatively affect its financial performance and ability to reinvest in growth initiatives.

Dependence on Limited Customers
During the Company's early stages of growth, a significant portion of its revenue may be derived from a relatively small number of retail customers or grocery chains. The grocery industry is characterized by large retailers that may account for substantial sales volumes for emerging food brands. If the Company becomes dependent on a limited number of key retail relationships, the loss of one or more of those customers could have a material adverse effect on the Company's revenue. Retailers may discontinue products for a variety of reasons, including changes in merchandising strategy, sales performance expectations, product category restructuring, competitive pressures, or contractual disputes. Retailers may also require suppliers to meet strict operational, logistical, and promotional requirements. If the Company fails to meet these requirements, a retailer may reduce shelf space or terminate the relationship altogether. The loss of a major retail account could significantly reduce the Company's sales volume and impair its ability to grow its distribution network.

Financial Risks

Working Capital Requirements
The Company's business model requires significant working capital to support the production, distribution, and marketing of consumer-packaged food products. As the Company expands retail distribution, it must finance the purchase of ingredients, packaging materials, and manufacturing costs in advance of product sales. In addition, the Company may be required to invest in inventory build-up, logistics coordination, promotional marketing programs, and other operational expenses necessary to support retail expansion. Growth in grocery distribution often requires manufacturers

to carry increased inventory levels in order to meet retailer demand and maintain consistent product availability. At the same time, retailers and distributors may require participation in promotional programs or trade marketing initiatives that further increase working capital requirements. If the Company is unable to maintain sufficient working capital to support these operational demands, it may experience production delays, inventory shortages, or limitations in its ability to expand distribution. Such constraints could adversely affect the Company's ability to grow revenue and execute its business strategy.

Accounts Receivable Collection Risk
Retail grocery chains and distributors frequently operate on extended payment terms, which may range from thirty (30) to ninety (90) days or longer. As a result, the Company may incur production, manufacturing, and distribution costs well in advance of receiving payment from its retail customers. This timing difference between expenses and revenue receipts may create significant cash flow pressures, particularly during periods of rapid sales growth or expansion into larger retail markets. In addition, retailers and distributors may impose deductions, chargebacks, or payment adjustments related to promotional programs, product returns, or logistical issues. These deductions can delay payment collection or reduce the amount ultimately received by the Company. If the Company experiences delays in collecting accounts receivable or unexpected payment deductions from retail customers, it could experience liquidity constraints that may limit its ability to fund operations, purchase inventory, or support future growth.

Debt Obligations and Liquidity Risk
The Company currently has outstanding indebtedness and may incur additional debt in the future in order to finance its operations, fund expansion initiatives, or support working capital needs. Debt obligations typically require the Company to make regular payments of principal and interest regardless of the Company's financial performance. These obligations may reduce the amount of cash available for operating expenses, marketing initiatives, and strategic investments. If the Company experiences lower-than-expected revenue, increased operating costs, or disruptions in its supply chain, it may face challenges in meeting its debt obligations while continuing to operate and grow its business. In addition, future debt financing may impose financial covenants, security interests, or other restrictions that limit the Company's operational flexibility. Any inability to service existing debt or obtain additional financing on acceptable terms could adversely affect the Company's financial condition and prospects.

Dilution Risk
Investors in this offering may experience dilution of their ownership interest as a result of future issuances of equity or equity-linked securities by the Company. In order to finance its business operations, expand production capacity, increase marketing efforts, or pursue strategic opportunities, the Company may conduct additional financing rounds in the future. These financings may include the issuance of additional shares of common stock, preferred equity securities, convertible debt instruments, warrants, or other equity-linked securities. Any future issuance of securities could reduce the percentage ownership of existing shareholders and may also affect the value of their investment. In addition, future investors may receive securities with rights, preferences, or privileges that are senior to or more favorable than those associated with the securities offered in this Regulation Crowdfunding offering. As a result, investors in this offering

could experience both ownership dilution and economic dilution in connection with future capital raises.

Product Liability Insurance May Be Inadequate to Cover All Claims

As a manufacturer and distributor of food products, the Company faces the risk of product liability claims arising from the consumption or handling of its products. Such claims may involve allegations of foodborne illness, contamination, improper labeling, allergic reactions, packaging defects, or other health-related concerns associated with the Company's products. Even when such claims lack merit, defending against product liability litigation may involve substantial legal costs and management attention. The Company maintains product liability insurance and may obtain additional insurance coverage as its operations expand. However, there can be no assurance that the Company's insurance coverage will be sufficient to cover all potential claims or liabilities that may arise. Insurance policies typically include coverage limits, exclusions, deductibles, and other conditions that may limit the scope of protection available to the Company. If a product liability claim exceeds the limits of the Company's insurance coverage, falls within an exclusion under the applicable policy, or results in damages not covered by insurance, the Company could be required to pay significant amounts directly. In addition, a major product liability claim, or series of claims could lead to increased insurance premiums, reduced availability of insurance coverage, or reputational damage that negatively affects consumer trust and retailer relationships. Any of these events could materially and adversely affect the Company's financial condition, operations, and prospects.

Regulatory & Legal Risks

Compliance With FDA and Food Labeling Regulations

The Company operates in a highly regulated industry and must comply with numerous federal laws and regulations governing the manufacturing, labeling, marketing, and distribution of food products. These regulations are primarily administered by the U.S. Food and Drug Administration ("FDA") under statutes including the Federal Food, Drug, and Cosmetic Act and the Food Safety Modernization Act ("FSMA"). Among other requirements, the Company must comply with regulations governing ingredient disclosures, allergen labeling, nutritional information panels, permissible marketing claims, manufacturing practices, and product traceability. Food labeling regulations are complex and subject to change. Failure to comply with applicable labeling or food safety requirements could result in regulatory enforcement actions, including warning letters, product seizures, civil penalties, mandatory product recalls, or injunctions restricting the sale of the Company's products. In addition, labeling errors, inaccurate nutritional disclosures, or improper marketing claims could expose the Company to regulatory scrutiny or consumer litigation. Even if compliance issues are corrected promptly, regulatory investigations or enforcement actions may generate negative publicity, disrupt distribution relationships with retailers, or damage the Company's reputation among consumers. Any significant regulatory action could materially and adversely affect the Company's operations, financial condition, and growth prospects.

Compliance With State and Local Health Regulations

In addition to federal food safety regulations, the Company's operations are subject to various state and local laws and regulations governing food manufacturing, storage, transportation, and retail distribution. These regulations may include licensing requirements, health department inspections, sanitation standards, facility permits, and other regulatory approvals required to manufacture and distribute food products. State and local regulatory authorities have the power to conduct inspections, impose fines, suspend permits, or require corrective actions if violations are identified. Regulatory requirements may vary across jurisdictions, particularly as the Company expands into additional geographic markets or increases production capacity. Compliance with these requirements may involve ongoing administrative costs and operational oversight. If the Company fails to maintain required permits, licenses, or regulatory approvals, it could face temporary shutdowns of manufacturing operations, restrictions on product distribution, or other enforcement actions by regulatory authorities. Any such actions could disrupt operations and adversely affect the Company's ability to produce and sell its products.

Trademark and Intellectual Property Risk
The Company's brand identity, including its name, logos, packaging design, and product presentation, represents an important component of its competitive strategy. The Company relies on trademark protection and other intellectual property rights to protect its brand and differentiate its products in the marketplace. However, there can be no assurance that the Company's trademarks or other intellectual property will be adequately protected or that competing companies will not adopt similar branding, packaging, or marketing strategies. In addition, the Company may face claims that its brand name, logos, or product packaging infringe upon the intellectual property rights of third parties. Defending intellectual property claims can be costly and time-consuming, even if the Company ultimately prevails. If the Company is required to change its branding, packaging, or marketing materials due to a legal dispute, it may incur significant rebranding expenses and experience disruptions in its marketing strategy. Any such disputes or limitations on the Company's intellectual property rights could weaken the Company's brand recognition and negatively affect its competitive position.

Exposure to Litigation and Legal Claims
Companies operating in the food industry are exposed to various types of litigation and legal claims, including product liability claims, false advertising or labeling claims, employment-related disputes, and contractual disagreements with suppliers, distributors, or retail partners. Even if the Company believes such claims to be without merit, defending against litigation may require significant legal expenses and management attention. Product liability claims may arise if consumers allege that the Company's products caused illness, injury, or other harm. In addition, food manufacturers have increasingly faced lawsuits relating to labeling practices, ingredient disclosures, marketing claims, and consumer protection laws. Employment disputes, including claims related to wages, workplace safety, or employment practices, may also arise as the Company grows and hires additional personnel. The outcome of litigation is inherently uncertain, and unfavorable judgments or settlements could result in substantial financial liabilities. In addition, litigation may generate negative publicity that could damage the Company's reputation and affect relationships with retailers and consumers. Any significant legal dispute could materially and adversely affect the Company's financial condition, operations, and prospects.

Offering-Specific Risks

The Securities Offered in This Offering Are Illiquid and Subject to Transfer Restrictions

There is currently no public market for the Company's securities, and no assurance can be given that any such market will develop in the future. Securities issued pursuant to Regulation Crowdfunding are subject to transfer restrictions under applicable securities laws. In general, investors may not transfer or resell their securities for a period of one year following the date of purchase, except under limited circumstances permitted by Regulation Crowdfunding, such as transfers to the issuer, to an accredited investor, to certain family members, or in connection with the death or divorce of the purchaser. Even after the expiration of the one-year statutory restriction period, there can be no assurance that a secondary market will develop for the Company's securities or that investors will be able to sell their shares at any price or within any particular time frame. As a result, investors should be prepared to hold their investment for an indefinite period of time and should not expect to be able to liquidate their investment readily.

The Shares Being Offered Are Non-Voting Securities
The Class B Common Shares offered in this Regulation Crowdfunding offering are non-voting securities, except as may be required under applicable state law. Holders of these shares will not have the ability to vote on most matters submitted to shareholders, including the election of directors, approval of significant corporate transactions, or other important corporate decisions. As a result, investors in this offering will have limited ability to influence the management, policies, or strategic direction of the Company. The Company's founders and other holders of voting securities will retain control over the Company's governance and decision-making processes. Investors must therefore rely on the judgment and integrity of the Company's management and board of directors with respect to the operation and future direction of the business.

Investors Will Hold a Minority Ownership Position and Will Have Limited Influence Over Corporate Decisions
Investors participating in this offering will hold minority ownership positions in the Company and will have limited ability to influence corporate actions. Minority shareholders generally do not possess the practical ability to direct corporate strategy, approve major transactions, or prevent actions taken by controlling shareholders or the board of directors. Significant corporate decisions, including the issuance of additional securities, mergers, acquisitions, asset sales, financing transactions, or changes in business strategy, may be made by the Company's management and controlling shareholders without the consent of investors participating in this offering. As a result, investors may have limited recourse if they disagree with the Company's strategic decisions or management actions.

Future Capital Raises May Be Conducted on Terms That Are More Favorable to New Investors
In order to finance its operations and growth strategy, the Company may conduct additional capital raises in the future through the issuance of equity securities, preferred stock, convertible securities, debt instruments, or other financing arrangements. These future financings may be conducted on terms that are more favorable to new investors than those offered in this Regulation Crowdfunding offering. For example, future investors may receive securities with preferential rights, including liquidation preferences, anti-dilution protections, dividend rights, redemption rights, or other contractual protections that are senior to the rights of investors in this offering. Such securities could reduce the economic value of the securities purchased in this offering and could result in dilution of both ownership and financial return.

The Company Is Not Obligated to Pay Dividends

The Company has not declared or paid any dividends on its shares and does not currently anticipate paying dividends in the foreseeable future. The Company intends to retain any future earnings, if any, to fund the growth and development of its business. The declaration and payment of dividends are subject to the discretion of the Company's board of directors and will depend on a variety of factors, including the Company's financial condition, operating results, capital requirements, and applicable legal restrictions. As a result, investors should not expect to receive dividend income from their investment and should anticipate that any return on investment would depend primarily on potential appreciation in the value of the Company's securities.

An Investment in the Company Is Speculative and May Result in the Loss of an Investor's Entire Investment

Investing in early-stage companies involves a high degree of risk. The Company is a relatively young business operating in a competitive industry and its future success depends on a number of factors, many of which are outside the Company's control. These factors include the Company's ability to scale production, expand retail distribution, manage supply chains, maintain product quality, and compete effectively within the packaged food industry. Because of these uncertainties, there can be no assurance that the Company will achieve profitability or generate returns for investors. Investors should only invest funds that they can afford to lose entirely and should carefully consider the risks associated with an investment in the Company before making an investment decision.

The Offering May Be Cancelled if the Target Offering Amount Is Not Reached

Under Regulation Crowdfunding, the Company must receive investment commitments equal to or exceeding the Target Offering Amount before any funds from this offering can be released to the Company. If the Company does not reach the Target Offering Amount by the offering deadline, the offering will be cancelled, and all investor funds will be returned without interest or deduction. Even if the Target Offering Amount is reached, the funds raised may represent only a small portion of the maximum offering amount and may not be sufficient to fully implement the Company's business plan. If the Company raises only the minimum amount required to close the offering, it may have limited resources to expand operations, increase production capacity, or pursue its strategic objectives.

Exit & Liquidity Risks

There Is No Planned Liquidity Event for Investors

The Company has no current plans to pursue a public offering, sale of the Company, merger transaction, or other liquidity event that would allow investors to realize a return on their investment. Any such transaction would depend on numerous factors, including the Company's financial performance, market conditions, and strategic opportunities that may arise in the future.

Even if the Company grows successfully, a liquidity event may take many years to occur, if it occurs at all. Investors should therefore be prepared to hold their securities for an indefinite period of time without the ability to realize liquidity.

The Offering Valuation May Not Reflect the Company's Actual Market Value
The valuation assigned to the Company in this offering has been determined internally by the Company's management and is not based on an independent third-party appraisal or valuation analysis. Early-stage companies are inherently difficult to value due to limited operating history, uncertain growth prospects, and evolving market conditions. As a result, the offering price of the securities may not reflect the price at which the Company's securities could be sold in a private transaction or other market environment. Future financing rounds, strategic transactions, or changes in the Company's performance may result in valuations that are higher or lower than the valuation implied by this offering. Investors should not assume that the valuation used in this offering represents the fair market value of the Company.

<u>**Governance & Structural Risks**</u>

The Company's Founders May Retain Concentrated Voting Control
Following the completion of this offering, the Company's founders and other holders of voting securities are expected to retain significant, and potentially majority, voting control over the Company. Because the Class B Common Shares offered in this Regulation Crowdfunding offering are non-voting securities (except as required by applicable law), investors participating in this offering will not have the ability to vote on most corporate matters. As a result, the founders and other holders of voting securities may have the ability to control the outcome of shareholder votes relating to significant corporate actions. These actions may include the election of directors, approval of mergers or acquisitions, issuance of additional securities, amendments to the Company's governing documents, and other important strategic decisions. This concentration of voting control may allow the founders to pursue corporate strategies or transactions that may differ from the preferences of minority investors. While the Company believes that the continued involvement of its founders provides important leadership and strategic continuity, concentrated voting control may limit the ability of minority shareholders to influence the direction of the Company. Investors in this offering must therefore rely largely on the judgment, integrity, and business decisions of the Company's management and controlling shareholders.

Potential Related Party Transactions May Present Conflicts of Interest
The Company may enter into transactions with its founders, directors, officers, or entities affiliated with such individuals. These transactions may include arrangements relating to manufacturing, supply chain services, distribution relationships, intellectual property ownership, financing arrangements, or other business activities. Although the Company intends that any such transactions be conducted on terms that management believes to be commercially reasonable, related party transactions may present inherent conflicts of interest. Individuals involved in such transactions may have financial interests that differ from those of the Company or its minority shareholders. As a result, decisions relating to the negotiation, approval, or continuation of such arrangements may not always reflect terms that an independent third party might negotiate in an arm's-length transaction. While the Company expects that its board of directors will review material related party transactions in accordance with its governance practices and applicable law, investors should be aware that the presence of related party relationships may create circumstances in which conflicts of interest arise. Any such conflicts could adversely affect the Company's decision-making processes or financial results.

Insider Loans and Deferred Compensation Obligations May Affect Liquidity

The Company may have existing or future financial obligations to insiders, including founders, shareholders, directors, or other related parties. These obligations may arise from loans provided to the Company, deferred compensation arrangements, reimbursement obligations, or other financial commitments incurred during the Company's development and early-stage operations. Such obligations may require the Company to make periodic payments of principal, interest, or other compensation, which could reduce the amount of cash available for operating expenses, marketing initiatives, or expansion activities. In addition, repayment of insider loans or satisfaction of deferred compensation obligations may take priority over other uses of the Company's funds. Although the Company may seek to manage these obligations in a manner that supports its long-term growth strategy, such financial commitments may reduce the Company's operational flexibility and may affect its liquidity position. If the Company experiences lower-than-expected revenues or increased operating expenses, these obligations could place additional pressure on the Company's cash flow and financial condition.

The Board of Directors Will Have Broad Discretion in the Use of Offering Proceeds

The Company's management and board of directors will have broad discretion in determining how the net proceeds from this offering will be used. Although the Company has provided estimates regarding its expected use of proceeds in this Form C/A and Offering Statement, those estimates represent management's current intentions based on information presently available. Actual expenditures may differ significantly depending on operational developments, market conditions, supply chain factors, strategic opportunities, or other circumstances that arise in the future. Because the Company operates in an early stage of development and in a dynamic industry, management may determine that reallocating the proceeds of this offering among different operational priorities better serves the Company's long-term business objectives. As a result, the board of directors may decide to use the proceeds for purposes that differ from those described in this offering document, including funding general working capital needs, expanding marketing initiatives, increasing production capacity, supporting supply chain development, or pursuing strategic opportunities that may arise. Investors will not have the opportunity to evaluate the specific manner in which the proceeds of this offering are ultimately used or to approve changes to the proposed allocation of proceeds. Accordingly, investors must rely on the judgment and discretion of the Company's management and board of directors regarding the use of these funds. Any misuse or inefficient allocation of the proceeds of this offering could adversely affect the Company's business, financial condition, and prospects.

Food Industry Risks

Agricultural Disease Risk

Our products rely on agricultural inputs, including cucumbers and other produce, that may be adversely affected by plant disease, blight, bacterial contamination, or other agricultural pathogens. Widespread crop disease could reduce available supply, increase raw material costs, or impair product quality. Because we do not control agricultural production, outbreaks affecting regional or national cucumber crops or spice suppliers could materially disrupt our supply chain and negatively impact margins and production continuity.

Climate and Weather Risk Affecting Crop Supply

Extreme weather events, including droughts, floods, hurricanes, unseasonable frosts, excessive heat, or other climate-related disruptions, may adversely impact the availability, quality, and pricing of cucumbers and other key ingredients. Climate volatility may increase over time and could lead to crop shortages, transportation disruptions, or commodity price spikes. Any sustained disruption in agricultural output could materially affect our cost structure and ability to meet demand.

Glass Packaging Breakage and Supply Risk
Our products are packaged primarily in glass jars. Glass packaging presents unique risks, including breakage during manufacturing, transportation, warehousing, and retail handling. Breakage may result in product loss, increased costs, retail returns, or potential injury claims. In addition, global supply constraints affecting glass manufacturers or increased shipping costs may increase packaging expenses or delay production schedules.

Retail Shrinkage Risk
Retail shrinkage, including theft, breakage, spoilage, or inventory mismanagement at the store level, may negatively affect product turnover and reorder rates. Excessive shrinkage at retail locations may reduce retailer profitability on our products and could result in reduced shelf space, increased chargebacks, or discontinuation of our products in certain locations.

Food Inflation and Commodity Price Volatility
The food industry is subject to volatility in the pricing of agricultural commodities, packaging materials, labor, fuel, and freight. Inflationary pressures may increase the cost of cucumbers, spices, vinegar, glass jars, lids, labels, and transportation. We may not be able to pass these increased costs to retailers or consumers without adversely affecting demand. Sustained inflation could materially compress our margins and reduce profitability.

Social Media and Reputational Risk
As a consumer food brand, our reputation is critical to our success. Negative publicity, whether accurate or not, relating to product quality, safety concerns, ingredient sourcing, marketing claims, or management conduct could spread rapidly through social media and online platforms. Even isolated incidents may be amplified and harm brand perception, consumer trust, and retailer relationships. Reputational damage could materially and adversely affect sales and long-term brand value.

Dependence on Regional Market Concentration
If a significant portion of our revenue is derived from a particular geographic region, we may be disproportionately exposed to economic conditions, competitive dynamics, consumer preferences, weather events, or retailer relationships in that region. Regional economic downturns, loss of key retail accounts, or increased competition in our primary markets could materially impact revenue and growth prospects.

Slotting Fee and Trade Promotion Risk
The grocery retail industry commonly requires food manufacturers to provide various forms of trade support in order to obtain and maintain shelf placement for their products. These costs may include slotting fees, promotional allowances, temporary price reductions, marketing support

payments, cooperative advertising expenditures, and other retailer-driven promotional programs. Such expenses can be substantial, particularly when entering larger regional or national grocery chains, and they may significantly increase the cost of expanding retail distribution. Retailers may also require ongoing promotional programs or marketing support in order to maintain product placement, achieve desired sales velocity, or participate in in-store promotions and advertising campaigns. These trade expenditures may reduce the Company's gross margins and could increase as the Company expands into larger retail markets. If the Company is unable or unwilling to meet retailer expectations regarding promotional spending, retailers may decline to carry the Company's products, reduce shelf space, or discontinue the products entirely. As a result, the Company's ability to expand retail distribution or maintain existing placements could be materially adversely affected.

Working Capital and Liquidity Risk

The Company's business model requires substantial working capital in order to support the production, distribution, and marketing of consumer-packaged food products. As the Company expands retail distribution, it will be required to fund increasing levels of inventory production, ingredient purchases, packaging materials, shipping and logistics costs, and promotional expenditures. At the same time, grocery retailers and distributors often operate on extended payment cycles that may range from thirty (30) to ninety (90) days or longer. As a result, the Company may be required to finance production and distribution costs well in advance of receiving payment from customers. This timing mismatch between expenses and revenue receipts can create significant working capital pressure, particularly during periods of rapid growth or retail expansion. If the Company does not maintain adequate working capital, it may be unable to fulfill purchase orders, maintain sufficient inventory levels, support retail promotional programs, or respond to increased demand. The Company may therefore be required to obtain additional capital through equity financings, debt arrangements, or other sources of funding. There can be no assurance that such financing will be available on favorable terms, or at all. Any inability to secure adequate working capital financing could materially and adversely affect the Company's ability to operate and grow its business.

Distributor Dependency Risk

As the Company expands its retail footprint, it may increasingly rely on regional food distributors, specialty food distributors, or wholesale distribution partners to transport and deliver its products to grocery retailers, specialty food stores, and other customers. These third-party distributors often control significant aspects of the supply chain, including warehouse storage, logistics scheduling, retailer relationships, and delivery operations. The Company may have limited ability to control the operational decisions of its distribution partners. If a distributor fails to properly market, store, or deliver the Company's products, prioritizes competing brands, experiences operational disruptions, or terminates its relationship with the Company, the Company's ability to deliver products to retailers could be impaired. In addition, distributors may require fees, margin concessions, or other commercial terms that could reduce the Company's profitability. Any disruption in the Company's distribution network or inability to establish effective distributor relationships could materially and adversely affect the Company's ability to expand its retail presence and generate revenue.

Cold-Chain and Storage Risk

Although pickled products are generally considered shelf-stable when properly manufactured and sealed, improper storage conditions, temperature fluctuations, or mishandling during transportation or warehousing could negatively affect product quality, shelf life, or consumer perception. Food products may be exposed to varying environmental conditions during transportation, distributor storage, or retail display, including excessive heat, freezing temperatures, or prolonged storage periods. If the Company's products are improperly stored or transported by third parties, including distributors, retailers, or logistics providers, product quality may degrade before reaching consumers. Such degradation could result in consumer complaints, product returns, damage to the Company's brand reputation, or increased risk of product recalls. Because the Company does not control all aspects of the supply chain once products leave its facilities, the Company may have limited ability to prevent improper storage or handling by third parties.

Private Label Competition Risk
Many grocery retailers offer private label or store-brand versions of popular food products, including pickled vegetables and related specialty foods. Retailers may develop private label products that compete directly with branded products sold by independent food companies. Because private label products are often manufactured at lower cost and marketed under the retailer's own brand, they may be offered to consumers at lower retail prices while providing retailers with higher profit margins. If the Company's products achieve commercial success within a particular retail chain, that retailer may choose to introduce a competing private label product with similar flavor profiles or packaging formats. Retailers may promote their own private label products more prominently, allocate greater shelf space to such products, or use pricing strategies that place branded products at a competitive disadvantage. Increased private label competition could reduce the Company's sales volumes, limit pricing flexibility, and negatively affect its relationships with retail partners.

Ingredient Price Volatility Risk
The Company's products rely on agricultural ingredients and related commodities, including cucumbers, spices, vinegar, and other food inputs. The prices of these ingredients may fluctuate significantly due to factors outside the Company's control, including crop yields, weather conditions, plant disease, transportation costs, fuel prices, supply chain disruptions, global commodity markets, and broader economic conditions. Significant increases in the cost of ingredients or packaging materials may reduce the Company's profit margins if the Company is unable to pass those cost increases on to retailers or consumers through higher product pricing. Grocery retailers may resist price increases or require extended negotiations before accepting higher wholesale prices. In addition, rapid fluctuations in commodity prices may make it difficult for the Company to forecast costs or maintain consistent margins. Sustained increases in ingredient costs could materially and adversely affect the Company's financial performance.

THE RISK FACTORS LISTED HEREIN REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SECURITIES. EACH INVESTOR MUST MAKE HIS OR HER OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THIS FORM C/A AND OFFERING STATEMENT AND ALL ATTACHMENTS AND EXHIBITS BEFORE INVESTING.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. IN ALL INSTANCES, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR INVESTMENT ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the officers, directors and holders of 20% or more of the Company's securities prior to this Regulation Crowdfunding Offering.

Freedom Pickles USA Inc. Cap Table As Of 3.2.26						
Name	Class A Common Shares		Class B Commmon Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Jason Loveland	2,550,000	51.00%	0	0.0%	2,550,000	50.50%
E.J. Snyder	2,275,000	45.50%	0	0.0%	2,275,000	45.05%
Anthony Pellegrino	25,000	0.50%	0	0.0%	25,000	0.50%
Other Shareholders	150,000	3.00%	0	0.0%	150,000	2.97%
Kendall Almerico (Options)	0	0.00%	50,000	100.0%	50,000	0.99%
TOTAL	5,000,000	100.00%	50,000	100.0%	5,050,000	100.00%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the officers, directors and holders of 20% or more of the Company's securities if all of the Shares being offered are sold in the Offering.

Freedom Pickles USA Inc. Cap Table As Of 3.2.26 Post Reg CF						
Name	Class A Common Shares		Class B Commmon Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Jason Loveland	2,550,000	51.00%	0	0.0%	2,550,000	42.15%
E.J. Snyder	2,275,000	45.50%	0	0.0%	2,275,000	37.60%
Anthony Pellegrino	25,000	0.50%	0	0.0%	25,000	0.41%
Other Shareholders	150,000	3.00%	0	0.0%	150,000	2.48%
Kendall Almerico Options	0	0.00%	50,000	4.8%	50,000	0.83%
Reg CF Investors	0	0.00%	1,000,000	95.2%	1,000,000	16.53%
TOTAL	5,000,000	100.00%	1,050,000	100.0%	6,050,000	100.00%

There are 36,000,000 Shares of all classes authorized at present in Freedom Pickles USA Inc., divided into three classes: Class A Common Shares (10,000,000 authorized shares), Class B Common Shares (Non-Voting) (25,000,000 authorized Shares) and Preferred Shares (1,000,000 authorized shares). No Preferred Shares have been issued as of the filing of this Form C/A. The number of authorized shares of any class or classes of shares (or any series of any class of shares) may be increased or decreased (but not below the number of shares thereof then outstanding) by the Company in the future.

The only Shares being offered in this Offering are Class B Common Shares (non-voting).

The Company has reserved up to 1,200,000 Class B Common Non-Voting Shares, which includes shares that may be issued as bonus shares under the early-investment incentive program. The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the officers, directors and holders of 20% or more of the Company's securities if all of the Shares being offered are sold in the Offering and the maximum number of bonus shares are granted.

Freedom Pickles USA Inc. Cap Table As Of 3.2.26 Post Reg CF Maximum Bonus Shares						
Name	Class A Common Shares		Class B Commmon Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Jason Loveland	2,550,000	51.00%	0	0.0%	2,550,000	40.80%
E.J. Snyder	2,275,000	45.50%	0	0.0%	2,275,000	36.40%
Anthony Pellegrino	25,000	0.50%	0	0.0%	25,000	0.40%
Other Shareholders	150,000	3.00%	0	0.0%	150,000	2.40%
Kendall Almerico Options	0	0.00%	50,000	4.8%	50,000	0.80%
Reg CF Investors	0	0.00%	1,200,000	114.3%	1,200,000	19.20%
TOTAL	5,000,000	100.00%	1,250,000	119.0%	6,250,000	100.00%

No Class A Common Shares or Preferred Shares are being offered in this Regulation Crowdfunding offering. For a detailed description of the rights of each class of Shares, please review the Company's Amended Articles of Incorporation and Amended and Restated Bylaws at Exhibit G.

If any investor has more specific questions related to these matters, please review the exhibits to this Form C/A and Offering Statement, and inquire of Company's management.

The Company's Securities

Freedom Pickles USA Inc. has authorized 1,200,000 Class B Common Non-Voting Shares for this offering, which includes shares that may be issued as bonus shares under the early-investment incentive program. These Shares do not have voting rights, other than those reserved by Florida law.

Unless otherwise provided by resolution of the managers, the Shares of the Company will not be represented by certificates but rather will be kept in book entry form.

Details of the rights of each class of Shares may be reviewed in the Amended Articles of Incorporation and Amended and Restated Bylaws at Exhibit G. A summary of the general rights of each class is as follows:

Class B Common Shares (Non-Voting) (the Shares being sold in this Offering)

Voting Rights
Except as otherwise required by Florida law, holders of Class B Common Shares shall have no voting rights.

Economic Rights
Class B Common Shares shall be identical to Class A Common Shares in all economic respects, including dividends and liquidation rights.

Conversion
The Corporation may, upon approval of the Board of Directors, convert any or all Class B Common Shares into Class A Common Shares on a one-for-one basis.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any Shares that may be issued or outstanding, the holders of all classes or series of shares (including Class B Common Shares) shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved by the Company or only preferences are granted to classes or series of shares at a later date.

Class A Common Shares (not being sold in this Offering)

Voting Rights
Holders of Class A Common Shares shall have all voting rights other than those reserved for other classes under Florida law. Each Class A Common Shareholder shall have one vote per one share of Class A Common Stock owned at the time of a vote in which the shareholder is entitled to vote.

Economic Rights
Class A Common Shares shall be identical to Class B Common Shares in all economic respects, including dividends and liquidation rights.

<u>Dividends or Distributions</u>. Subject to the preferential or other rights of any holders of any Shares that may be issued or outstanding, the holders of all classes or series of shares (including Class A Common Shares) shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved by the Company or only preferences are granted to classes or series of shares at a later date.

<u>What It Means to Be a Minority Shareholder</u>

As a minority holder of Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering will have virtually no voting rights and may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

<u>Dilution</u>

Investors should understand the potential for dilution and should expect dilution to occur. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a share offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising Share options, or by conversion of certain instruments (e.g., convertible bonds, convertible Shares or warrants) into Shares.

If the Company decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

<u>Transferability of Securities</u>

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<u>Recent Offerings of Securities</u>

This is the first offering of securities of the Company, other than securities for founders and others who provided services to the Company.

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C/A and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C/A and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements—covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C/A and Offering Statement and its exhibits are qualified by these cautionary statements, and no assurance can be given that Freedom Pickles USA Inc. will achieve the results anticipated by management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company is currently generating revenue through retail sales, event-based sales, and direct-to-consumer channels, and the funds being raised will be used to supplement the revenues generated to sustain and attempt to grow the Company. If the securities offering is successful at raising the maximum amount, the Company believes it will have sufficient working capital to operate for a period in excess of one year while continuing to expand production capacity, retail distribution, and marketing efforts.

If the securities offering is not successful at raising the maximum amount, the Company will continue to bootstrap its operations using revenues generated from existing sales channels while maintaining a disciplined cost structure. Under either scenario, additional funding rounds may be undertaken, and additional debt may also be incurred to fulfill the Company's business plan and support continued expansion.

Foreseeable major expenses based on projections:

Major expenses for the future will include increasing production capacity, purchasing ingredients and packaging materials, expanding distribution into additional retail locations, and supporting marketing and promotional activities to grow brand awareness. As the Company scales, additional capital may also be required for manufacturing equipment, facility expansion or improvements, and inventory build-up necessary to support larger production volumes and retail demand.

Future operational challenges:

The Company cannot predict every possible operational challenge that may exist based on the stage of the business. Many of the possible operational challenges are set out above, and particularly within the Risk Factors.

Future challenges related to capital resources:

The Company cannot predict the volatilities and expectations of commercial terms in the global and or domestic capital markets and may risk not being able to attract and secure commercially sound capital resources.

To fulfill some aspects of the Company's business plan, the Company will likely require more funding than the Company may raise in this Offering. The Company anticipates future funding rounds of various types and also anticipates incurring additional debt.

Future milestones and events:

Future milestones include expanding retail distribution into additional regional and national grocery chains, increasing production capacity through facility expansion and upgraded manufacturing equipment, and strengthening supply chain relationships for key ingredients and packaging materials. The Company also plans to expand its product line with additional pickle varieties and related specialty food products while continuing to grow direct-to-consumer sales and event-based brand promotion. As production and distribution scale, the Company intends to pursue additional strategic retail partnerships and broader market expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

As of the date of filing of this Form C/A and Offering Statement, the Company had $42,959 cash in the bank. At the time of the financial statements, had $7,233 of cash in the bank as of December 31, 2024. Cash consists of funds held in the Company's checking account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?) Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are intended to accelerate the Company's growth and expansion plans, including increasing production capacity, expanding retail distribution, and supporting continued product development and marketing. While the capital raised through this Offering will support the Company's growth strategy, the Company is not solely reliant on this Offering to continue operations. Management has built and funded the business to date through product sales, retail placements, and event-based marketing, demonstrating early market demand and validating the Company's products within its target market. If this Offering does not produce significant funding, the Company intends to continue operating and growing through ongoing sales and strategic expansion efforts.

<u>How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?</u>

The Company will continue operations regardless of whether it raises the minimum Target Amount or not.

<u>How long will you be able to operate the company if you raise your maximum funding goal?</u>

The Company will continue operations regardless of whether it raises the minimum Target Amount or not.

<u>Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)</u>

In addition to the proceeds from this offering, the Company may pursue additional sources of capital to support future growth and expansion. These may include additional equity offerings, strategic investors or partners, commercial lending relationships, or lines of credit as the Company's operating history and revenue base expand. The Company may also consider future crowdfunding offerings or private placements if additional capital is needed to accelerate production capacity, distribution growth, or brand expansion.

<u>Indebtedness</u>

At the time of filing this Form C/A and Offering Statement, the Company has debt from the following: On May 16, 2025, the Company executed a loan addendum and a board resolution to memorialize and ratify a related-party loan from shareholder Marc Loveland. The loan has a principal amount of $117,000, bears interest at 7.5% per annum, and has a ten-year term. The Company is required to make monthly payments of principal and interest due on the 25th of each month, which have generally ranged from $1,493.40 to $1,476.29. The loan is not convertible and does not confer any equity ownership or conversion rights. Separately, the Company granted Mr. Loveland a 1.5% equity interest in recognition of financial support provided, which is legally independent of the loan.

The Company's financial statements reflect long term salaries payable to of $528,549 at the end of 2024 and $270,479 at the end of 2023. After December 31, 2024, the two individuals who would have received those salaries payable, Jason M. Loveland and Errol J. Snyder Jr., agreed in writing to waive the entirety of the accrued compensation. This adjustment to the financials will be reflected in subsequent financial statements.

<u>Related Party Transactions</u>

The Company has no related party transactions other than the loan set out above in the Indebtedness section.

Litigation

The Company is not aware of any actual or threatened litigation against the Company. Certain members of management have been involved in ordinary-course civil matters unrelated to the Company's business, including one consumer credit-related civil action arising from a personal loan that remains unresolved as of the date of this Offering Statement. The Company does not believe this matter is material to its operations or financial condition.

Regulation Crowdfunding Valuation

Pre-Money Valuation of $25,250,000.00

Valuation Details: The valuation is based on the amount of Shares issued and outstanding based on a $5.00 per Share price, as well as internal projections and calculations of future projections.

Use of Proceeds

The proposed use of proceeds from the offering includes:

If the Target Offering Amount of $10,000.00 is raised, the funds will be used for costs of this offering and general operational expenses.

If the full maximum offering of $5,000,000.00 is raised, the funds will be used for the costs of this offering, then the remaining funds are presently planned to be used as follows:

Production Facility & Buildout (land, facility, equipment installation)	$1,750,000.00
General Working Capital	$700,000.00
Sales & Marketing	$650,000.00
Salaries & Payroll	$600,000.00
Inventory	$500,000.00
Reserve for Contingencies	$200,000.00
Legal	$175,000.00
Insurance	$75,000.00
Accounting	$50,000.00
Offering Expenses	$50,000.00
Intermediary Fees	$250,000.00
Total	$5,000,000.00

Portions of the production facility allocation may also support vertically integrated agricultural supply initiatives should opportunities to secure long-term cucumber sourcing or agricultural partnerships become available.

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds is set out above. However, potential investors should note that this Form C/A and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Indemnification of Officers and Directors

The Company's Amended and Restated Bylaws state that the Company shall indemnify its directors and officers to the fullest extent permitted by Sections 607.0850 through 607.0859 of the Florida Business Corporation Act, including advancement of expenses upon receipt of an undertaking to repay if indemnification is ultimately determined not to be permitted.

As of the date of filing of this Form C/A and Offering Statement, there was no pending litigation or proceeding involving any of the Company's directors, officers or others as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<u>Disqualification</u>

No disqualifying event has been recorded in respect to the Company or its officers, directors or any Shareholder with more than 20% of the total equity or voting equity in the Company.

<u>Compliance Failure</u>

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

<u>Ongoing Reporting</u>

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.freedompickles.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- it liquidates or dissolves its business in accordance with state law.

<u>Updates</u>

Updates on the status of this Offering may be found at: www.InvestFreedomPickles.com.

<u>Investing Process</u>

The Company is offering up to $5,000,000.00 (the "Maximum Offering") in Shares of Class B Common Stock (non-voting) at $5.00 per Share, under Regulation Crowdfunding. The Company is attempting to raise a Target Offering Amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

Investors are also entitled to certain "perks" based on the amount of their investment. See section above entitled "Perks" for full details. All perks will be fulfilled after this Regulation CF offering is closed.

The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Tristate Capital Bank until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card, debit card, or ACH to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.**

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The offering price was determined internally by the Company's management and is not based on an independent valuation. The minimum amount that an investor may invest in the Offering is $500.00.

NEITHER CULTIVATE CAPITAL GROUP, LLC, THE INTERMEDIARY NOR TRISTATE CAPITAL BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE

ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C/A
FINANCIAL STATEMENTS

Freedom Pickles USA Inc.

(a Florida Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Freedom Pickles USA Inc.

Table of Contents

Independent Accountant's Auditor Report   FS-3

Audited Financial Statements as of December 31, 2024 and 2023:

    Balance Sheets   FS-5

    Income Statements   FS-6

    Statements of Changes in Stockholders' Equity   FS-7

    Statements of Cash Flows   FS-8

    Notes to Financial Statements   FS-9





Independent Auditor's Report

February 4, 2026
To the Board of Directors and Management of Freedom Pickles USA Inc.
Citra, Florida

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Freedom Pickles USA Inc., which comprise the balance sheet as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freedom Pickles USA Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Freedom Pickles USA Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Freedom Pickles USA Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Freedom Pickles USA Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Freedom Pickles USA Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 4, 2026



Freedom Pickles USA Inc.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,233	$ -
Inventories	20,818	-
Total Current Assets	28,051	0
Noncurrent Assets		
Property and equipment	6,494	-
Right-of-use asset	5,878	-
Total Noncurrent Assets	12,372	-
Total Assets	$ 40,423	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ -	$ -
Current portion of lease liability	3,306	-
Total Current Liabilities	3,306	-
Noncurrent Liabilities		
Salaries payable - shareholder, long term	528,549	270,479
Lease liability net of current portion	2,571	-
Total Noncurrent Liabilities	531,120	270,479
Total Liabilities	534,426	270,479
Stockholders' Equity		
Common stock, no par value; 500 shares authorized; 500 common shares issued and outstanding as of December 31, 2024 and 2023	-	-
Additional paid-in capital	83,090	-
Retained earnings/ (accumulated deficit)	(577,094)	(270,479)
Total Stockholders' Equity	(494,004)	(270,479)
Total Liabilities and Stockholders' Equity	$ 40,422	$ -

The accompanying footnotes are an integral part of these financial statements.

Freedom Pickles USA Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 959	$ -
Less: Cost of Good Sold	(410)	-
Gross Profit	549	-
Operating Expenses		
Advertising and marketing	4,213	-
General and administrative	12,194	-
Salaries and wages	281,073	270,479
Rent	8,926	-
Professional services	680	-
Depreciation	78	-
Total Operating Expenses	307,164	270,479
Other Income		
Other income/expense	-	-
Total Other income (expense)	-	-
Net Income (Loss)	$(306,615)	$(270,479)

The accompanying footnotes are an integral part of these financial statements.

Freedom Pickles USA Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of January 12, 2023 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	500	-	-	-	-
Net loss	-	-	-	(270,479)	(270,479)
Balance as of December 31, 2023	500	$ -	$ -	$ (270,479)	$ (270,479)
Issuance of common stock	-	-	83,090	-	83,090
Net loss	-	-	-	(306,615)	(306,615)
Balance as of December 31, 2024	500	$ -	$ 83,090	$ (577,094)	$ (494,004)

The accompanying footnotes are an integral part of these financial statements.

Freedom Pickles USA Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (306,615)	$ (270,479)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	78	-
Changes in operating assets and liabilities:		
Inventories	(20,818)	-
Salaries payable - shareholder, long term	258,070	270,479
Net cash used in operating activities	(69,285)	-
Cash Flows from Investing Activities		
Property and equipment	(6,572)	-
Net cash used in investing activities	(6,572)	-
Cash Flows from Financing Activities		
Capital contribution	83,090	-
Net cash provided by financing activities	83,090	-
Net change in cash and cash equivalents	7,233	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 7,233	$ -
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Freedom Pickles USA Inc. was organized under the laws of the State of Florida on January 12, 2023. The Company operates in the specialty food manufacturing industry, focusing on the production of shelf-stable acidified pickled products. Its operations include sourcing fresh agricultural produce, processing and acidifying pickled goods, and distributing finished products to regional and national markets. The Company's headquarters are in Citra, Florida.

The Company is a verified Service-Disabled Veteran-Owned Small Business (SDVOSB) and Veteran-Owned Small Business (VOSB), and qualifies as a Small Disadvantaged Business (SDB) under U.S. Small Business Administration (SBA) classifications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

checking account. As of December 31, 2024 and December 31, 2023, the Company had $7,233 and $0 of cash and cash equivalents.

Receivables and Credit Policy

The Company did not have any trade accounts receivable as of December 31, 2024 or 2023. As such, no credit losses were recognized for the years then ended.

The Company extends credit only on a limited basis and generally requires payment upon delivery or in advance, depending on the terms of the customer arrangement. Because the Company had no outstanding receivables during the reporting periods, the requirements of the Current Expected Credit Losses ("CECL") model under ASC 326 did not have an impact on the accompanying financial statements.

Management continues to monitor customer payment practices and will evaluate expected credit losses in accordance with ASC 326 if and when trade receivables are generated in the future.

Inventories

Inventories consist of raw materials and production-related inputs, including ingredients, contractor labor costs, labels, freight-in costs, and other manufacturing costs. Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Cost includes all expenditures incurred in bringing the inventory to its present location and condition, such as direct materials, packaging supplies, inbound freight, and third-party processing or contractor labor directly attributable to production. The Company's outstanding inventory consisted of all finished goods amounting to $20,818 and $0, respectively, as of December 31, 2024 and 2023.

The Company periodically evaluates its inventories for estimated losses resulting from slow-moving, obsolete, or unsellable items and records write-downs or write-offs when necessary. Based on management's review, there were no inventory write-downs or write-offs for the years ended December 31, 2024 and 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures that improve or extend the useful life or productive capacity of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. When property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations.

The Company's property and equipment consists primarily of production equipment used in the manufacturing of acidified shelf-stable pickled products. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, which is seven years.

The Company evaluates the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If estimated undiscounted future cash flows associated with the asset are less than its carrying amount, the asset is written down to fair value. Management's assessment for the years ended December 31, 2024 and 2023 indicated no impairment of property and equipment.

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Revenue Recognition

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

The Company recognizes revenue in accordance with ASC 606 when control of products transfers to customers.

During 2023, the Company was pre-revenue. In late 2024, the Company commenced commercial sales of products to independent retailers and specialty stores on a cash-on-delivery ("COD") basis. Revenue is recognized upon delivery, when control transfers and payment is received. As commercial sales began late in the fourth quarter of 2024, revenue recognized during the year ended December 31, 2024 reflects a partial period of sales activity. A prior Net 30 arrangement is no longer active, and no credit sales existed during the years ended December 31, 2024 and 2023.

Cost of Goods Sold

Cost of goods sold ("COGS") includes the direct materials used in the production of the Company's pickled products, direct labor for personnel involved in preparation, canning, and packing, and production-related costs such as facility rental, utilities attributable to manufacturing activities, and packaging supplies.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $4,213 and $0, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of inventory, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2024 and 2023, the Company had no provision for federal or state income taxes due to operating losses incurred since inception. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024 and 2023. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of a walk-in freezer as of December 31, 2024 and 2023:

	2024	2023
Equipment	$ 6,572	$ -
Less: accumulated depreciation	(78)	-
Property and equipment, net.	$ 6,494	-

Depreciation expense for the years ended December 31, 2024 and 2023 were $78 and $0, respectively, as the freezer is depreciated over a seven-year period.

NOTE 4 – SALARIES PAYABLE, SHAREHOLDER, LONG-TERM

As of December 31, 2024 and 2023, the Company had accrued but unpaid compensation to its founders amounting to $528,549 and $270,479, respectively. These balances represent salaries earned by the founders for services rendered to the Company. The accrued balances are non-interest bearing, have no stated repayment terms, and are not expected to be settled within twelve months from the financial statement date. Accordingly, the balances are presented as noncurrent related-party liabilities in the accompanying financial statements.

NOTE 5 – INCOME TAXES

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2024 and 2023. Accordingly, the deferred tax assets have been reduced by a valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Note 6 – LEASES

As of December 31, 2024, the Company has lease agreement classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office space necessary for business operation. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

As of December 31, 2024, the right-of-use (ROU) asset was $5,878. The current portion of the lease liability as of December 31, 2024 was $3,306. Long-term lease liabilities as of December 31, 2024 was $2,571.

Future payment obligations and present value of lease liabilities with respect to the Company's operating leases, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

	December 31,
2024	$ -
2025	3,600
2026	2,700
Total future lease payments	6,300
Less: Interest	(422)
Present value of lease liabilities	$5,878

NOTE 7 – EQUITY

Common Stock

As of December 31, 2024 and 2023, the Company was authorized to issue 500 shares of common stock with no stated par value. As of December 31, 2024 and 2023, there were 500 shares of common stock issued and outstanding.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 9 – LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $306,615 and $270,479 for the years ended December 31, 2024 and 2023 and has an accumulated deficit of approximately $577,094 and $270,479 as of December 31, 2024 and 2023. The Company is an early-stage growth company in the specialty food sector and has incurred operating losses as it invests in scaling its operations, including expanding distribution and its customer base. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To address these uncertainties, management is pursuing several actions to improve liquidity and support continued operations and anticipated growth. These actions include expanding distribution channels and new customer relationships to increase future sales, as well as pursuing additional sources of liquidity. Management is also in the process of initiating a Regulation Crowdfunding (Reg CF) offering of up to $5 million to raise additional working capital. While these actions are intended to improve the Company's financial position and liquidity, there can be no assurance that such plans will be successfully implemented or will generate sufficient cash flows to sustain operations.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

FREEDOM PICKLES USA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 10 – SUBSEQUENT EVENTS

Shareholder Ownership Changes

Certain ownership changes occurred among the Company's shareholders. On July 8, 2025, a total of 10 shares of the Company's common stock were transferred from an existing shareholder, Errol J. Snyder Jr., to two new shareholders. Specifically, 2.5 shares (representing 0.5% ownership) were granted to Anthony Pellegrino, who serves as the Company's Secretary, and 7.5 shares (representing 1.5% ownership) were transferred to Marc Loveland, an Advisory Board Member and father of Jason Loveland the Company's CEO.

Related Party Loan

On May 16, 2025, the Company executed a loan addendum and a board resolution to memorialize and ratify a related-party loan from shareholder Marc Loveland. The loan has a principal amount of $117,000, bears interest at 7.5% per annum, and has a ten-year term. The Company is required to make monthly payments of principal and interest due on the 25th of each month, which have generally ranged from $1,493.40 to $1,476.29. The loan is not convertible and does not confer any equity ownership or conversion rights. Separately, pursuant to the Shareholder Agreement, the Company granted Mr. Loveland a 1.5% equity interest in recognition of financial support provided, which is legally independent of the loan.

Shareholder Compensation Restructuring

Subsequent to December 31, 2024, shareholders and founders, Jason M. Loveland and Errol J. Snyder Jr., agreed in principle to restructure a portion of their accrued compensation in connection with the Company's Regulation CF capital raise. The contemplated restructuring is expected to include a combination of (i) partial conversion of accrued compensation into equity through the Regulation CF offering and (ii) deferral of cash payment for the remaining portion. The specific amounts, proportions, and timing are non-binding and subject to final Board approval and other capital-raising conditions; however, the founders are currently considering conversion of up to approximately one-third of their accrued compensation into equity. Any deferred amounts will remain payable, and the founders have not waived their rights to receive such compensation; the timing and amount of payment will be determined based on the Company's liquidity and operating priorities as determined by the Board. This subsequent event represents a prospective governance and capitalization decision and does not change the accrued compensation balances reflected in the Company's financial statements as of December 31, 2024 and 2023.

Crowdfunding Offering

The Company initiated plans to raise additional capital through a crowdfunding offering, which is expected to be conducted under Regulation Crowdfunding. As part of the planned raise, the Company intends to issue equity instrument with an aggregate target amount of $5,000,000.

Management's Evaluation

Management has evaluated subsequent events through February 4, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

\

EXHIBIT C TO FORM C/A

PROFILE SCREENSHOTS



Freedom Pickles

INVEST IN A GROWING VETERAN- OWNED PICKLE BRAND WITH PROVEN RETAIL TRACTION AND NATIONAL EXPANSION POTENTIAL

Freedom Pickles is a veteran-owned premium pickle brand combining Old-World recipes, bold patriotic branding, and growing grocery distribution across the Southeast

INVEST

Veteran-owned food brand

• Products already in 67 retail locations across 6 states
• 49 Harris Teeter stores currently carrying the product
• Massive $12+ billion pickle market

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FREEDOM PICKLES: OUR MISSION

Freedom Pickles is more than a jar of pickles.

It is a bold American food brand built around flavor, patriotism, and purpose.

Founded by two United States military veterans, Freedom Pickles was created to deliver exceptional pickled products while building a brand that resonates with Americans who value authenticity, quality, and country.

What began as a shared obsession with the perfect pickle - crunchy, bold, and packed with flavor - evolved into a mission-driven food company determined to bring a distinctly American identity to the specialty food market.

Each jar reflects:

• handcrafted quality
• simple, recognizable ingredients
• time-honored pickling techniques
• a brand rooted in American pride

Freedom Pickles aims to build not only a successful food company, but a patriotic lifestyle brand that celebrates flavor, freedom, and the entrepreneurial spirit.



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$5,000,000

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MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

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Freedom Pickles USA Inc. | Regulation Crowdfunding Offering
Freedom Pickles USA

EJ Snyder
U.S. Army Veteran
EVP - Freedom Pickles

Watch on YouTube

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PER UNIT	$5
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THE STORY BEHIND FREEDOM PICKLES



Freedom Pickles traces back to a family recipe developed by Jason Loveland's grandmother, known as the 'Pickle Angel.' Long before mass production, she made pickles using simple, clean ingredients and shared them with neighbors as a way to bring people together.

Years later, Jason brought that recipe forward and shared it with co-founder EJ Snyder. After trying the product and recognizing its quality and potential, they aligned on building a brand around it — combining a proven recipe with strong branding and a veteran-led mission.

Since launch, Freedom Pickles has been well received by both customers and retail partners, expanding into dozens of store locations and generating consistent positive feedback around flavor, crunch, and quality.

That same original philosophy carries forward today — focusing on bold flavor, clean ingredients, and a product customers genuinely come back for.

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A VETERAN-OWNED AMERICAN BRAND

Freedom Pickles is proudly recognized by the U.S. Small Business Administration as both a Veteran-Owned Small Business (VOSB) and a Service-Disabled Veteran-Owned Small Business (SDVOSB).

These designations confirm that the company is owned and led by veterans and allow the business to pursue opportunities including:

- federal supply contracts
- military commissary distribution
- corporate supplier diversity programs
- partnerships with veteran-focused organizations

The founders believe a successful company should do more than sell products - it should create opportunity for fellow veterans.

As the company grows, Freedom Pickles intends to expand veteran employment, partnerships, and community involvement.




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$5,000,000

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FREEDOM PICKLES: WHAT OUR CUSTOMERS SAY



Hands down the best pickles I've ever had. The flavors are amazing, the crunch is perfect, and it's an American product. Can't wait to see what flavors come next.

To say I'm obsessed is an understatement. They are the absolute best. The extra garlic are my favorite.

To say I'm obsessed is an understatement. They are the absolute best. The extra garlic are my favorite.



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PRODUCTS BUILT FOR FLAVOR



Freedom Pickles products are made using clean ingredients, traditional pickling techniques, no unnecessary additives and recipes designed for bold flavor and satisfying crunch.

The company focuses on delivering a premium eating experience that appeals to modern consumers seeking authentic foods with recognizable ingredients.

The brand's product lineup combines classic pickle styles with distinctive branding and memorable product names that stand out on crowded grocery shelves.

Freedom Pickles is positioned squarely within the premium specialty pickle category, where consumers are willing to pay more for higher quality products.

Retail pricing currently ranges between $8.99 and $12.99 per jar.

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$5,000,000

INVEST

MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

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KEY METRICS

KEY METRICS

67+ Retail Locations and growing!

Growing Web Sales on Pickles and Merch

Multi-State Distribution

Consistent 5-Star Customer Ratings

Strong Repeat Purchase Behavior



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$5,000,000

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WHY FREEDOM PICKLES WINS



Veteran-led American brand with strong identity

Proven retail traction across: 67 locations and growing

Premium product with consistent 5-star feedback

Distinct branding and shelf presence

Strong repeat purchase behavior

Scalable across retail, direct-to-consumer, and new product lines

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SALES AND CUSTOMER DEMAND



Harris Teeter
FREEDOM PICKLES

Freedom Pickles has sold thousands of jars of pickles since launch through a combination of retail stores, farmers markets, and direct-to-consumer online sales.

During its early launch phase, the company sold over 3,000 jars in fewer than 100 days. Public market events have also demonstrated strong demand.

At the Raleigh Market in North Carolina, the company sold approximately 200 jars in a single day.

Customer reviews consistently highlight bold flavor, satisfying crunch and clean ingredients.

The majority of online reviews are five-star ratings!

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$5,000,000

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MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

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- OUR ADVANTAGE
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- ASK A QUESTION

A MASSIVE MARKET FOR OUR PICKLES

A MASSIVE MARKET FOR OUR PICKLES

Pickles are a staple of the American food industry.

They appear across multiple food categories including:
- sandwiches
- burgers
- charcuterie boards
- snack foods
- restaurant menus

The North American pickle market was valued at approximately $12.42 billion in 2023 and is projected to reach $15.27 billion by 2030.

While the category itself is mature, growth has been particularly strong in premium specialty pickle brands.

Consumers increasingly seek:

- clean-label foods
- authentic brand stories
- bold flavors
- premium ingredients

Freedom Pickles is positioned directly within this growing segment.



Freedom Times
Freedom Pickles is making National News!
Pickles Take Center Stage
The Pickle Market Grows!
EJ Snyder meets USDA Secretary Brooke Rollins & Lara Trump, appears on Fox News "My View with Lara Trump"
Pickle Prices Forecast

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$5,000,000

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MIN. RAISE	$10,000
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A GROWTH STRATEGY



WOW
THE FRESH MARKET
FREEDOM PICKLES
PATRIOT DILLS

Freedom Pickles is positioned to expand from its current 67+ retail locations into 200+ regional stores through existing buyer relationships, distributor partnerships, and continued retail demand.

At the same time, the company will continue to grow direct-to-consumer sales and brand-driven marketing to support long-term national expansion.

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$5,000,000

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MEET THE FOUNDERS

Jason M. Loveland
Co-Founder & President

Jason Loveland is a United States military veteran and the operational leader behind Freedom Pickles.

Raised in a family rooted in traditional home cooking, Jason inherited the Old-World pickle recipe that ultimately became the foundation of the company.

As President, Jason oversees operations, product development, supply chain management and retail expansion.

His leadership combines military discipline with entrepreneurial drive to build a national food brand.



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$5,000,000

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EJ "Skullcrusher" Snyder
Co-Founder & Vice President

EJ Snyder is a United States Army veteran and survival expert widely recognized for his appearances on Discovery Channel's *Naked & Afraid* and other survival television programs.

His larger-than-life personality and loyal fan base have helped bring visibility to the Freedom Pickles brand.

EJ contributes to brand development, marketing strategy, public appearances and promotional outreach.

Together, Jason and EJ have built Freedom Pickles as a company rooted in service, authenticity, and American grit.

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$5,000,000

INVEST

MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

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PERKS

All investors receive general investor communications, including updates on company progress and milestones, retail expansion and growth updates and operational developments. In addition, the Company is also offering the following time-based "perks" in addition to the perks above and the Shares being sold:

For all investors who complete and submit their investment application through 11:59 PM ET on April 2nd, 2026, the investor will receive 5% bonus shares added to the shares they purchase.

For all investors who complete and submit their investment application from April 2 , 2026, until 11:59 PM ET on April 9, 2026, the investor will receive 3% bonus shares added to the shares they purchase.

The Company is also offering the following investment amount based "perks" in addition to the Shares:

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Freedom Lieutenant Level
($1,000 – $4,995)

10% bonus shares added to the shares you purchase
One-time 10% coupon for use in our online store
A commemorative digital investor certificate
Optional listing on our online investor page

Freedom Captain Level
($5,000 – $9,995)

15% bonus shares added to the shares you purchase
10% off in our online store for one year from date of your initial investment
A commemorative digital investor certificate
Optional listing on our online investor page
Freedom Pickles sticker and patch

Freedom Major Level
($10,000 – $24,995)

20% bonus shares added to the shares you purchase
15% off in our online store for one year from date of your initial investment
A commemorative digital investor certificate
Optional listing on our online investor page
Freedom Pickles sticker and patch
Founders Club membership
Access to Investor-Only "Founders Flavor" Pickle Jars*
One-year complimentary Special Crunch Forces membership

MAXIMUM OFFERING

$5,000,000

INVEST

MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

DOCUMENTS

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ASK A QUESTION

Freedom Colonel Level
($25,000 – $49,995)

25% bonus shares added to the shares you purchase
20% off in our online store for one year from date of your initial investment
A commemorative digital investor certificate
Optional listing on our online investor page
Freedom Pickles sticker and patch
Access to Investor-Only "Founders Flavor" Pickle Jars*
Founders Club membership**
One-year complimentary Special Crunch Forces membership***

Freedom General/Admiral Level
($50,000+)

30% bonus shares added to the shares you purchase
20% off in our online store for one year from date of your initial investment
A commemorative digital investor certificate
Optional listing on our online investor page
Freedom Pickles sticker and patch
Access to Investor-Only "Founders Flavor" Pickle Jars*
Founders Club membership**
One-year complimentary Special Crunch Forces membership***
Prominent Investor Recognition****
Invitation to the Freedom Pickles Advisory Board, providing access to a dedicated company email where Freedom General/Admiral Level investors may submit feedback, suggestions, and product or flavor ideas, as well as be called in for advice by executive officers for company meetings.

Note that the maximum total bonus shares per investor under all categories of perks is capped at 35%. Also note that shares will not appear during the checkout process but will be added to the shares you purchase at the closing of your investment.

MAXIMUM OFFERING

$5,000,000

INVEST

MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

DOCUMENTS
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OVERVIEW

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OUR ADVANTAGE

MEET THE FOUNDERS

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UPDATES

ASK A QUESTION

All perks are subject to availability, production timing, and fulfillment logistics, and may be modified or substituted as needed.

*Investor-Only "Founders Flavor" Pickle Jars: Investor-Only "Founders Flavor" Pickle Jars are limited-edition, small-batch pickle flavors created exclusively for investors and not available to the general public. These are exclusive pickle flavors only available to investors for a defined period of time. Qualifying investors receive one (1) complimentary jar of each Founders Flavor upon release. Additional jars may be purchased while supplies last. These releases may occur seasonally, at company milestones, or during special events. These jars may feature special edition labeling recognizing "Founders," defined as investors participating in qualifying tiers. Batches may be designated (e.g., Batch 1, Batch 2, etc.) and may vary in flavor or theme depending on timing or events. These products are intended as commemorative and experiential items for investors. While some individuals may choose to retain them, no representation is made regarding collectability or future value.

**Founders Club Membership: Founders Club Membership is a tier-based investor experience that may include early access to new product releases and special offers or limited product drops.

*** Special Crunch Forces membership is a branded consumer rewards and engagement program offered by Freedom Pickles. Investors at qualifying tiers receive a one (1) year complimentary membership, which begins following the close of their investment. This membership program is also available to the general public for purchase through the company's website and is not exclusive to investors. Membership benefits may include early access to new product releases before general public availability, access to limited-time product drops and special promotions, exclusive discounts or bundled offers available only to members, branded digital or physical recognition as part of the Special Crunch Forces community and periodic members only communications. This program is designed as a customer loyalty and brand engagement initiative. Benefits may vary over time and are not guaranteed to be of any specific value.

****Prominent Investor Recognition: Prominent Investor Recognition means Freedom General Level investors may be publicly recognized by the Company, which may include listing on the company website, social media acknowledgments and inclusion in marketing materials, all optional and with the investor's consent.

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$5,000,000

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MIN. RAISE	$10,000
PER UNIT	$5
MIN INVESTMENT	$500

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EXHIBIT D: TO FORM C/A
VIDEO SCRIPT

Narrator:

In America, some of the best ideas start in the simplest places. A family kitchen, a small farm, a recipe passed down through generations. That's where the story of Freedom Pickles begins. What started as a family tradition became something much bigger. A bold American food brand built on authenticity, craftsmanship, and pride in doing things the right way.

Jason Loveless:

This right here is my grandmother, Marian. Most folks around our town called her the pickle angel. She had a way of turning a simple cucumber into something that felt like home, something that made you feel loved.

Narrator:

Take all of this and add in one slightly crazy American Army veteran, a man who loves pickles and also who loves appearing on reality TV shows with no clothes on. You now have a true recipe for success.

EJ Snyder:

All right, folks. That's what Freedom Pickles is all about, and we want you for the freedom forces. Now's the time to get in the jar? On a piece of the pickle, find out why freedom never tasted so good. Now that's flavor. That's impact and that's freedom. Yeah. America.

Narrator:

Freedom pickles are made the old-fashioned way. No artificial ingredients, no preservatives, no shortcuts. Just crisp cucumbers. Fresh garlic. Real deal. Bold flavor in every jar.

EJ Snyder:

Veggie madness here of Freedom Pickles, a very known all natural pickle company. Come find out why freedom never tasted so good. Oh yeah.

Narrator:

But Freedom Pickles isn't just a great product. It's a growing business. In just one year, the company expanded into over 60 retail locations. From farmers' markets to grocery shelves across the region, pickle sales are a huge American market. More than 75% of Americans eat pickles. That's over 250 million potential customers, but Freedom Pickles is about more than food. It's about purpose. The company was founded by veterans and built around a mission to create opportunity for those who served, supporting veterans, strengthening communities, and building a brand Americans can be proud of. Freedom Pickles is gaining momentum now. You have the opportunity to be part of the story. Join the Freedom Forces. Invest in Freedom Pickles and discover why. Freedom never tasted so good.

**EXHIBIT E TO FORM C/A**

**FORM OF SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that Freedom Pickles USA Inc., a Corporation organized under the laws of Florida (the "Company") is offering up to $5,000,000.00 of Class B Common Non-Voting Stock (the "Securities") of Freedom Pickles USA Inc., in this offering. This offering is made pursuant to the Form C/A filed by the Company with the U.S. Securities and Exchange Commission (the "Form C/A"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific on April 28, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received by Tristate Capital Bank (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $5,000,000.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Tristate Capital Bank until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.**

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $500.00.

(f)   By signing below, you acknowledge and agree that the Company may establish, at any time and without limitation in the future and without notice, a "crowdfunding vehicle" and move my holdings and investment into said crowdfunding vehicle in their discretion.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   Freedom Pickles USA Inc. is duly formed and validly existing under the laws of Florida with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If the undersigned is an individual, the undersigned is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

(vi)   The undersigned agrees to be bound by the Company's charter and bylaws, including any amendments and/or restatements thereto, by signing this Subscription Agreement.

(vii)   The undersigned understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling Shareholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of the undersigned contained in its investment application and in this Subscription Agreement.

(b)   Information Concerning the Company.

(i)   The undersigned has been given the opportunity to review a copy of the Form C/A and has either read the Form C/A, or has chosen of the undersigned's own volition to not read the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities. The undersigned acknowledges that he, she or it has been given the opportunity to consult with the undersigned's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or the undersigned has chosen of the undersigned's own volition to not to consult with the undersigned's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A and the undersigned acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   The undersigned has up to 48 hours before a closing in which undersigned's Shares will be issued to cancel the purchase and get a full refund.

(ix)   The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

(x)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(xi)   The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, Shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to set off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   The undersigned understands that the following legend will apply to all Securities purchased through this Subscription Agreement by the undersigned, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the State of Florida courts in Marion County, Florida or the federal district court for the Middle District of Florida sitting in Marion County, Florida to the fullest extent permitted by law, be the sole and exclusive forums for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, Shareholder, employee or agent of the Company to the Company or the Company's Shareholders; (iv) any action asserting a claim against the Company or any current or former director, officer, Shareholder, employee or agent of the Company arising pursuant to any provision of Florida Law, the Company's corporate charter or as to which Florida law confers jurisdiction on the courts of the State of Florida. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Freedom Pickles USA Inc.
891 NW 122nd Place
Citra, Florida 32113
Attention: Jason Loveland, CEO

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   **Community Property.** The undersigned represents that the funds provided for this investment are the separate property of the undersigned or are otherwise funds as to which the undersigned has the sole right of management. If the undersigned is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as the undersigned's sole and separate property, the undersigned's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23.   **No Certificates.** You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form, and no certificates will be issued.

24.   **No Commissions.** The undersigned has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25.   **Accuracy of Information Provided. Duty To Update.** The undersigned has accurately completed all forms provided by the Company in order to invest. All of the information provided by the undersigned is true and correct in all respects. The undersigned understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. The undersigned hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by the undersigned. The undersigned also agrees that the representations and warranties of Section 6 above are true and accurate as of the date the undersigned executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the undersigned shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26.   Consent to Contact. The undersigned grants permission to the Company and its employees, agents, and assigns, as well as Cultivate Capital Group LLC and its employees, agents, and assigns, to contact the undersigned via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. The undersigned may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27. Electronic Signature and Communications Notice and Consent. The undersigned and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by the undersigned in writing. Further, the undersigned and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between the undersigned and the Company. The undersigned and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. The undersigned and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by the undersigned in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the undersigned and the Company. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if the undersigned desires physical documents, then the undersigned agrees to directly and personally print, at the undersigned's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that the undersigned desires.

27.   Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Form C/A. The undersigned acknowledges that this investment entails significant risks.

29.   Investor Acknowledgment of Bonus Share Terms. The undersigned acknowledges and reviewed in the Form C/A and Offering Statement that the Company offered a 5% bonus in additional Shares ("Bonus Shares") to investors who applied to invest prior to 11:59 PM, Eastern time on April 2, 2026, and a 3% Bonus Shares to any investor who submits an application to invest from April 3, 2026, until 11:59 PM ET on April 9, 2026. The undersigned acknowledges and reviewed in the Form C/A and Offering Statement that the Company also offered investment amount based perks in addition to the Shares purchased that included 10% Bonus Shares to investors who invest between $1,000 – $4,995, 15% Bonus Shares to investors who invest between $5,000 – $9,995, 20% Bonus Shares to investors who invest between $10,000 – $24,995, 25% Bonus Shares to investors who invest between $25,000 – $49,995, and 30% Bonus Shares to investors who $50,000 or more. The undersigned investor understands that all Bonus Shares are of the same class (Class B Non-Voting Common Shares) and have identical rights, and that the number of Shares received is determined by the timing of the investment and the amount of the investment in accordance with the Company's Form C/A disclosures. If you qualify for Bonus Shares, they will not be reflected in the online investment application you submit and will not be reflected on the signature page of this Subscription Agreement but will be added to your holdings at the closing in which your investment application is finalized and you will be notified by email of your Bonus Shares being issued.

30.   Representation by Investor/Subscriber That Investment Is Within Regulation Crowdfunding Limitations. As a condition to subscribing for the securities offered hereby, by signing below, investor/subscriber represent and warrant to the Company that he, she, or it (a) either qualifies as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or (b) if not an accredited investor, has reviewed and understands the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding and hereby represents that his, her, or its aggregate investment in all offerings conducted under Regulation Crowdfunding during the applicable 12-month period, including this investment, does not exceed such limits. Specifically, if the investor's annual income or net worth is less than $124,000, the investor may invest no more than the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are equal to or greater than $124,000, the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 in the aggregate during any 12-month period. Each investor acknowledges and agrees that the Company, any funding portal or intermediary, and any of their respective agents or affiliates are entitled to rely upon this representation as a condition to accepting the investor's subscription, and that the investor will promptly notify the Company or the intermediary if any information provided to support this representation becomes untrue or inaccurate in any respect prior to closing of the offering.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT F TO FORM C/A
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO 17 C.F.R. §227.501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT G TO FORM C/A
ADDITIONAL CORPORATE DOCUMENTS

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Freedom Pickles USA INC

DOCUMENT NUMBER: P23000004378

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jason Loveland
Name of Contact Person

Freedom Pickles USA INC
Firm/ Company

891 NW 122ND PL
Address

CITRA, FL 32113
City/ State and Zip Code

freedompicklesusa@gmail.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Jason Loveland at (352) 230-7113

Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☐ $35 Filing Fee
- ■ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

2026 FEB 25 PM 4:00

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
FREEDOM PICKLES USA INC

Document Number P23000004378

Pursuant to the provisions of section 607.1006, Florida Statutes, this corporation adopts the following amendment(s) to its Articles of Incorporation:

ARTICLE I – NAME

The name of the corporation remains Freedom Pickles USA INC (the "Corporation").

ARTICLE II – EFFECTIVE STOCK SPLIT

Upon the effectiveness of these Articles of Amendment to Articles of Incorporation (the "Effective Time"), each issued and outstanding share of the Corporation's common stock shall automatically be split on a 10,000 for 1 basis, such that each one (1) share of common stock issued and outstanding immediately prior to the Effective Time shall become ten thousand (10,000) shares of Common Stock, as defined below, without any further action required by the Corporation or any shareholder.

No fractional shares shall be issued. Any fractional shares resulting from the split shall be rounded up to the nearest whole share.

ARTICLE III – AUTHORIZED SHARES

The total number of shares the Corporation is authorized to issue is 36,000,000 shares, divided into three classes as follows:

10,000,000 shares of Class A Common Stock
25,000,000 shares of Class B Common Stock
1,000,000 shares of Preferred Stock

94

ARTICLE IV – CLASS A COMMON STOCK

Voting Rights
Each share of Class A Common Stock shall be entitled to one (1) vote on each matter submitted to shareholders.

Economic Rights
Class A Common Stock shall share ratably with Class B Common Stock in all dividends, distributions, and liquidation proceeds.

Liquidation Rights
Upon liquidation, dissolution, or winding up, holders of Class A Common shall share pro rata with Class B Common after payment of creditors and any Preferred Stock preferences.

ARTICLE V – CLASS B COMMON STOCK

Voting Rights
Except as otherwise required by Florida law, holders of Class B Common Stock shall have no voting rights.

Economic Rights
Class B Common Stock shall be identical to Class A Common Stock in all economic respects, including dividends and liquidation rights.

Conversion
The Corporation may, upon approval of the Board of Directors, convert any or all Class B Common shares into Class A Common shares on a one-for-one basis.

ARTICLE VI – PREFERRED STOCK

The Corporation is authorized to issue 1,000,000 shares of Preferred Stock. The Board of Directors is expressly authorized, without further shareholder approval, to establish one or more series of Preferred Stock, determine voting rights, preferences, conversion rights, redemption rights, dividend rights, and liquidation preferences and fix the number of shares in each series.

No Preferred Stock is issued as of the Effective Time.

ARTICLE VII – SHAREHOLDER APPROVAL

These Articles of Amendment to Articles of Incorporation were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

ARTICLE VIII – EFFECTIVE DATE

These Articles of Amendment to Articles of Incorporation shall become effective upon filing with the Florida Department of State.

Dated: February 24, 2026

Signature:

Name: Jason Loveland

Title: CEO

AMENDED AND RESTATED BYLAWS

OF

FREEDOM PICKLES USA INC

Adopted as of ___02 / 25 / 2026_____.

ARTICLE I
OFFICES

Section 1.01 <u>Principal Office</u>. The principal office of the Corporation shall be located within the State of Florida at such place as the Board of Directors (the "Board") may from time to time determine. The Corporation may maintain additional offices, either within or outside the State of Florida, as the business of the Corporation may require or as the Board may designate.

Section 1.02 <u>Registered Office and Registered Agent</u>. The Corporation shall continuously maintain in the State of Florida a registered office and a registered agent as required by Chapter 607, Florida Statutes (the "FBCA").

ARTICLE II
SHAREHOLDERS

Section 2.01 <u>Annual Meetings</u>. An annual meeting of the shareholders shall be held each year at such date and time as shall be fixed by resolution of the Board, for the purpose of electing directors and transacting such other business as may properly come before the meeting. Failure to hold an annual meeting shall not affect the validity of any corporate action.

Section 2.02 <u>Special Meetings</u>. Special meetings of shareholders may be called only by (i) the Chair of the Board, (ii) the Chief Executive Officer, (iii) a majority of the Board, or (iv) the holders of not less than twenty-five percent (25%) of the outstanding voting power of the Corporation, as defined in the Articles of Incorporation and/or any amendment or restatement thereto.

Section 2.03 <u>Notice</u>. Written notice of any meeting of shareholders stating the place, date, hour, and, if applicable, the means of remote communication, shall be given not less than ten (10) nor more than sixty (60) days prior to such meeting in accordance with Section 607.0705 of the FBCA.

Section 2.04 <u>Quorum</u>. Unless otherwise required by the Articles of Incorporation and/or any amendment or restatement thereto or applicable law, the holders of a majority of the voting power of the outstanding shares entitled to vote shall constitute a quorum.

Section 2.05 <u>Voting Rights</u>. Except as otherwise provided in the Articles of Incorporation and/or any amendment or restatement thereto or required by law:

(a) Only the holders of Class A Common Stock shall possess voting rights;

(b) Each share of Class A Common Stock shall be entitled to one (1) vote per share;

(c) Class B Common Stock shall have no voting rights except to the extent required by the FBCA;

(d) There shall be no cumulative voting unless required by law.

(e) Notwithstanding any other provision of these Bylaws, the holders of Class B Common Stock shall have no voting rights whatsoever, except to the limited extent expressly required under Chapter 607, Florida Statutes, or as may be expressly provided in the Articles of Incorporation or any amendment or restatement thereof. The absence of voting rights shall not otherwise limit the economic rights of such holders as set forth in the Articles of Incorporation or any amendment or restatement thereof.

Section 2.06 Action Without Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents setting forth the action so taken are signed by the holders of not less than the minimum number of votes required under the FBCA.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 Authority. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which shall exercise all powers of the Corporation not reserved to shareholders by statute or by the Articles of Incorporation and/or any amendment or restatement thereto.

Section 3.02 Number and Qualification. The number of directors shall be fixed from time to time by resolution of the Board but shall not be fewer than one (1). Directors need not be shareholders unless required by the Articles of Incorporation and/or any amendment or restatement thereto.

Section 3.03 Election and Term. Directors shall be elected by the holders of Class A Common Stock and shall hold office until the next annual meeting and until their successors are duly elected and qualified.

Section 3.04 Removal. Any director may be removed with or without cause by the holders of a majority of the voting power of the outstanding Class A Common Stock.

Section 3.05 Board Meetings. Meetings of the Board may be held at such times and places as determined by resolution of the Board and may be conducted by means of remote communication in accordance with Section 607.0820 of the FBCA.

Section 3.06 Quorum and Voting. A majority of the total number of directors shall constitute a quorum. The affirmative vote of a majority of directors present at a meeting at which a quorum is present shall be required for the approval of any action unless a greater vote is required by statute, the Articles of Incorporation and/or any amendment or restatement thereto, or these Bylaws.

Section 3.07 Supermajority Matters. The affirmative vote of at least two-thirds (2/3) of the entire Board shall be required for: (i) merger, consolidation, acquisition, sale or any other fundamental transaction of the Company; (ii) issuance of new shares or other equity securities; (iii) amendment of bylaws or charter documents; (iv) incurrence of significant indebtedness outside the ordinary course of business; (v) sale or disposition of assets representing more than twenty-five percent (25%) of total assets, and (vi) dissolution or liquidation of the Company.

ARTICLE IV
CAPITAL STOCK AND TRANSFER RESTRICTIONS

Section 4.01 Issuance of Shares. Shares of any class may be issued by the Corporation for such consideration as determined by the Board in accordance with Section 607.0621 of the FBCA.

Section 4.02 Restrictions on Transfer. No holder of Class A Common Stock shall sell, assign, transfer, pledge, or otherwise dispose of any shares except in compliance with this Article IV. The transfer restrictions, rights of first refusal, co-sale rights, and any other shareholder transfer mechanics set forth in this Article IV shall apply solely to holders of Class A Common Stock and shall not apply to holders of Class B Common Stock, except to the extent such application is expressly required by the Articles of Incorporation or any amendment or restatement thereof or by applicable law. The Board of Directors shall not impose additional contractual transfer restrictions on Class B Common Stock without express shareholder approval to the extent required by law, except as set out in these Bylaws or other corporate documents.

Section 4.03 Right of First Refusal (ROFR). The provisions of this Section 4.03 shall apply exclusively to transfers of Class A Common Stock and shall not apply to transfers of Class B Common Stock. If any holder of Class A Common Stock (a "Transferring Holder") receives a bona fide offer from a third party to purchase shares, such holder shall first deliver written notice to the Corporation and the remaining Class A holders specifying the terms of the proposed transfer. The Corporation shall have thirty (30) days to elect to purchase all (but not less than all) of the offered shares on identical terms. If the Corporation declines, the remaining Class A holders shall have an additional thirty (30) days, pro rata, to purchase such shares. If neither the Corporation nor the remaining Class A holders exercise such right, the Transferring Holder may transfer the shares on terms no more favorable than those offered, provided such transfer occurs within ninety (90) days. Any transfer in violation of this Section shall be void.

Section 4.04 Co-Sale Rights. The co-sale rights set forth in this Section 4.04 shall apply exclusively to holders of Class A Common Stock and shall not extend to holders of Class B Common Stock. If one or more holders of Class A Common Stock propose to sell more than twenty percent (20%) of their holdings to a third party, the remaining Class A holders shall have the right to participate in such sale on a pro rata basis upon identical terms.

Section 4.05 Drag-Along Rights. In the event that (i) the Board of Directors approves a bona fide merger, consolidation, sale of substantially all assets, or other transaction constituting a fundamental change of control of the Corporation (a "Fundamental Transaction"), and (ii) such transaction is approved by the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding voting power of the Class A Common Stock, then each holder of capital stock of the Corporation, including holders of Class B Common Stock, shall be required to consent to and participate in such Fundamental Transaction and to tender, sell, or otherwise transfer such holder's shares on the same economic terms and conditions applicable to the holders of Class A

Common Stock. No holder shall be required to provide representations, warranties, covenants, or indemnities other than customary representations regarding ownership and authority to transfer shares. Any indemnification obligation shall be several and not joint and shall in no event exceed the aggregate consideration actually received by such holder in connection with the transaction.

Section 4.06 Regulation Crowdfunding Compliance. Shares of Class B Common Stock issued pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, shall be subject to the transfer restrictions imposed by Rule 501 of Regulation Crowdfunding and other applicable federal and state securities laws. No transfer of Class B Common Stock shall be recognized by the Corporation unless such transfer complies with applicable securities laws and any holding period requirements imposed thereunder.

Section 4.07 Board Authority Regarding Secondary Transactions. The Board of Directors may establish reasonable procedures governing the registration of transfers of Class B Common Stock, including coordination with registered broker-dealers or alternative trading systems, provided that such procedures shall not impose material additional economic burdens on holders beyond those required by applicable law.

Section 4.07 Class B Shares Economic Rights. For the avoidance of doubt, Class B Common Stock shall be identical to Class A Common Stock in all economic respects, including dividend rights and rights upon liquidation, except as to voting rights.

Section 4.08 Continuity. In the event of the death, permanent incapacity, or voluntary dissociation from the Company of either of the founders - Jason Loveland or EJ Snyder - the remaining founder shall have the first right, but not the obligation, to purchase all of the shares from the founder (or his estate or heirs) who died, became incapacitated, or voluntary dissociated from the Company Founder's estate, heirs, or assigns at fair market value, prior to any transfer to the Company or any third party. Any heir, beneficiary, or assignee who acquires such shares by operation of law, inheritance, devise, bequest, or otherwise shall be deemed to hold such shares subject to the terms, conditions, and restrictions of these Bylaws.

ARTICLE V
OFFICERS

Section 5.01 Officers. The officers of the Corporation shall include a Chief Executive Officer and a Secretary and may include a Chief Financial Officer, Chief Operating Officer, Executive Vice President, and such other officers as determined by the Board.

Section 5.02 Appointment and Removal. Officers shall be appointed by the Board and shall serve at its pleasure.

Section 5.03 Authority. Officers shall have the authority and perform the duties customarily associated with their respective offices and as assigned by the Board.

ARTICLE VI
FOUNDER PROTECTIONS

Notwithstanding any other provision herein, any amendment to these Bylaws or to the Articles of Incorporation and/or any amendment or restatement thereto that materially affects the rights, voting power, or equity ownership of Jason M. Loveland or EJ Snyder shall require the express written consent of such individual so long as such individual holds not less than ten percent (10%) of the outstanding Class A Common Stock. This provision is intended to be enforceable to the fullest extent permitted under Section 607.0206 and 607.0721 of the FBCA.

ARTICLE VII
INDEMNIFICATION

The Corporation shall indemnify its directors and officers to the fullest extent permitted by Sections 607.0850 through 607.0859 of the FBCA, including advancement of expenses upon receipt of an undertaking to repay if indemnification is ultimately determined not to be permitted.

ARTICLE VIII
BOOKS AND RECORDS

The Corporation shall maintain complete books and records as required by Section 607.1601 of the FBCA.

ARTICLE IX
AMENDMENTS

These Bylaws may be amended by the Board, subject to the Articles of Incorporation and/or any amendment or restatement thereto and applicable law. Shareholders may also amend these Bylaws in accordance with Section 607.1020 of the FBCA.

CERTIFICATION

These Amended and Restated Bylaws were duly adopted by the Board of Directors as of 02 / 25 / 2026 _____.

_____
Jason Loveland
Director

_____
EJ Snyder
Director

_____
Anthony Pellegrino
Director